
RWE



File No. 82-4018

January to June

# Report on the first half of 2006




06016149



- Group operating result up 19 %
- Net income rises by 16 %
- Net financial debt remains low at €9.5 billion
- Earnings risks due to German grid regulation not yet fully predictable

# At a glance

| RWE Group—Key figures | | **Jan–Jun 2006** | Jan–Jun 2005 | +/- in % | Jan–Dec 2005 |
|---|---|---|---|---|---|
| External revenue | € million | 24,331 | 20,727 | 17.4 | 41,819 |
| Germany | € million | 13,817 | 11,476 | 20.4 | 23,038 |
| Outside Germany | € million | 10,514 | 9,251 | 13.7 | 18,781 |
| EBITDA | € million | 5,072 | 4,439 | 14.3 | 8,324 |
| Operating result | € million | 4,104 | 3,455 | 18.8 | 6,201 |
| Income from continuing operations before tax[1] | € million | 2,663 | 2,396 | 11.1 | 3,696 |
| Net income | € million | 1,659 | 1,427 | 16.3 | 2,231 |
| Earnings per share | € | 2.95 | 2.54 | 16.1 | 3.97 |
| Cash flows from operating activities | € million | 3,359 | 2,965 | 13.3 | 5,304 |
| Capital expenditure | € million | 1,661 | 1,437 | 15.6 | 4,143 |
| Property, plant and equipment | € million | 1,590 | 1,339 | 18.7 | 3,667 |
| Financial assets | € million | 71 | 98 | -27.6 | 476 |
| Free cash flow[2] | € million | 1,769 | 1,626 | 8.8 | 1,637 |
| | | **06/30/06** | 12/31/05 | | |
| Net financial debt | € million | 9,450 | 11,438 | -17.4 | |
| Workforce[3] | | 85,443 | 85,928 | -0.6 | |

1 Prior-year figures restated (see comments on pages 14 and 41).
2 Cash flows from operating activities minus capital expenditure on property, plant and equipment.
3 Full time equivalent.

*»Our energy business continues to show positive development. However, the full extent of risks arising from German grid regulation is still unclear.«*

Dear Investors,

The good business trend continued in the second quarter of 2006. We can thus present you with a positive interim report on the first half of the year. However, due to seasonal and other effects, one cannot extrapolate the operating result and net income for the year as a whole. Furthermore, the full extent of risks arising from German grid regulation is still unclear. This did not have an impact on our result in the first half of the year. As early as the end of 2004, we drew your attention to impending regulatory risks for the first time. We still have not received decisions on tariffs for most of our German power grids from the regulatory authority. The six-month deadline for approving grid fees in the electricity sector expired in early May. Just a few days ago, as a first step, we received the German Federal Network Agency's decision on our extra high-voltage power transmission grids. On page 13 we will explain to you the details of this first notice. We will be able to assess the full impact of grid regulation on RWE in the months ahead. Only thereafter will we be able to foresee what is required in terms of cost reductions.

The following is a summary of key facts and figures for the first half of the year:

- The operating result improved by 19%. All divisions achieved double-digit growth rates—with the exception of the water business. We increased investments in the London water pipe infrastructure. Additional burdens stemmed from the persistent drought in the south of England.
- Net income posted 16% growth. The strong organic trend was contrasted by a significant decrease in the non-operating result.
- Even after the high dividend payments made in April, we kept net financial debt at €9.5 billion, consistent with the low level recorded in the first quarter.

Regardless the aforementioned risks, we expect to generate continued earnings growth for fiscal 2006. This augurs well for an attractive dividend as well.

Sincerely yours,



H. J. M. Roels
CEO of RWE AG

Essen, August 2006

# RWE share price rises considerably despite market's weak second quarter

***Performance of RWE shares compared with the Dax 30 and the Dow Jones STOXX Utilities indices***
in %


30
20
10
0
-10
12/31/05
03/31/06
06/30/06
08/04/06
RWE common share
RWE preferred share
Dow Jones STOXX Utilities
DAX 30

Stock markets lost some ground after the strong first quarter. Germany's leading index, the DAX 30, which posted its high for the year at 6,141 points on May 9, slipped to 5,292 points in the following weeks, thus shedding 14 % of its value. It closed the first six months at 5,683 points, having recorded a slight recovery. The DAX 30 thus gained 5 % on its level at the end of 2005. The index of the most important shares in the Eurozone, the Dow Jones Euro STOXX 50, posted a gain of 4 % in the same period. In the spring, share prices were buoyed by increasing takeover activity and optimistic economic forecasts. In May and June, the impact of dampening effects increased: it was above all the interest rate hikes implemented by the US Federal Reserve and the European Central Bank that depressed sentiment. Moreover, there were more and more signs of a cooling US economy. The boom on crude oil markets proved to be a lasting burden, which was intensified after the end of the period under review as the conflict in the Middle East came to a head. Mounting oil prices and increasing geopolitical risks sent stock markets tumbling once again in July. In the meantime, the DAX fell below its 2005 yearend level. But it has recovered recently.

In the first half of the year, **RWE shares** slightly outperformed the market as a whole. Our common stock closed June 30, 2006, at €65.05. This results in a total return (i. e., including the dividend) of 7 %. RWE's preferred shares rose to €58.89, corresponding to a total return of 11 %. The first quarter was especially characterized by strong increases in share prices. In view of the German power generation sector's positive earnings outlooks, leading analysts had made upward adjustments to their valuations of RWE. Merger and acquisition activity in the European utility industry generated additional momentum as well. On February 22, RWE's common shares hit a new all-time high, reaching €74.64. In the second quarter, however, our share price experienced a considerable reduction. This was triggered by the decrease in wholesale

electricity prices in the interim, which was due to the collapse of prices for $CO_2$ emissions certificates. In addition, earnings risks from the regulation of the German electricity and gas grid business became increasingly apparent. Furthermore, higher interest rates dampened share prices, increasing the attractiveness of investing in bonds. Bonds are often regarded by investors as substitutes for utility stocks. RWE shares picked up again after the end of the reporting period. Our common stock closed the first week of August slightly above the 70 euro mark.

Initially, the **bond markets** were also marked by mounting M&A activity. This caused some unease primarily in the utility sector, as investors were worried that debt-financed takeovers could have a negative impact on the credit ratings of the companies carrying out the acquisitions. In the second quarter, however, these effects increasingly played a secondary role. Most recently, the strongest impact felt by bond markets came from the interest rate hikes implemented by the US Federal Reserve and the European Central Bank. This caused fixed-interest bondholders to suffer losses. RWE euro bonds were also temporarily traded at lower prices. Conversely, our creditworthiness still enjoys high ratings, as displayed by the development of market prices for hedging RWE credit risk using credit default swaps (CDSs). These have recorded a substantial decline since March. At the beginning of August, they were six basis points below the level achieved at the end of 2005. In the same period, the iTraxx Europe Energy, the European CDS sector index, fell by two basis points. The leading rating agencies also uphold our high credit rating. In July 2006, Moody's and Standard & Poor's confirmed our A1 and A+ ratings, respectively.

€0.7 billion in bonds come due for repayment on the capital market in the current fiscal year, settlement of which is scheduled to take place by the end of August, without any refinancing measures.

***Development of RWE's five-year credit default swap (CDS) compared with the CDS sector index iTraxx Europe Energy***
in basis points


40
30
20
10
0
12/31/05
03/31/06
06/30/06
08/04/06
iTraxx Europe Energy
RWE

# Economic environment

### *Strong economic activity on RWE's core markets*

The global economy continued its course for expansion in the first half of 2006. The negative impact of mounting oil prices was outweighed by the current financial strength of corporates and rising asset prices. But in the meantime, the decelerating effects of the latest interest rate increases have been felt. This was the situation in our core regions:

- In the first six months of 2006, the Eurozone's real gross domestic product (GDP) was up an estimated 2 % on the same period in 2005. The recovery that commenced last year thus continued. Growth in domestic demand was driven by capital expenditure on property, plant and equipment and—increasingly—by consumer spending. The slight revitalization experienced by the labour market had a positive effect.

- Germany reduced its growth gap vis-à-vis the other euro countries. According to estimates, real GDP was up 1.8 % in the first half of the year. Domestic demand gained some momentum, due to stronger investment in property, plant and equipment resulting from the positive development of foreign trade and industrial production. A modest improvement was seen in domestic consumption, which has been weak in the recent past.

- Following a brief period of weakness in the second half of 2005, the UK economy regained some of its momentum. Real growth is an estimated 2.5 %. Good corporate earnings were reflected in a resurgence in investment.

- Economic growth remained strong in the EU member states in Central Eastern Europe. Most of these countries benefit from the fact that they have become more competitive on an international scale. This results in high growth rates primarily in industrial output and exports.

- The US economy cooled somewhat following a dynamic start to the year. Low growth in real income and assets dampened consumer sentiment. Another factor was the US Federal Reserve's restrictive monetary policy, which caused consumer loans to become more expensive and corporate refinancing costs to rise. In real terms, the US economy grew by an estimated 3.6 % in the first half of the year.

The aforementioned economic conditions in our core regions, however, only had a limited impact on the development of our operating activities. Energy consumption generally shows relatively small reactions to changes in GDP. Economic dynamism is primarily reflected in demand from industrial enterprises. Household energy consumption predominantly depends on weather conditions. Economic cycles have even less of an effect on the water business.

***Year-on-year weather-induced rise in electricity and gas consumption***

In the first half of 2006, cold winter weather stimulated energy consumption in our core markets. The expansion of industrial production was also reflected in added demand. However, high energy prices dampened the rise in demand.

In Germany, electricity consumption was 1 % up on the same period a year earlier. This was due to the industry's positive trend. More electricity was also required for heating purposes. Demand for natural gas experienced a considerable rise, posting a gain of 9 %. This is a result of the significant increase in gas used for heating.

Electricity consumption in the United Kingdom also advanced by 1 %. The temperature difference between the 2005 and 2006 winter in the UK was even greater than on the Continent. In the United Kingdom, however, economic developments only had a minimal impact on the increase in demand. Despite the rise in demand for heating energy, natural gas consumption in the UK declined on the whole. The main reason for this was that UK energy companies shifted production to other fuels, in response to the high power plant gas prices.

Our Central Eastern European markets saw stronger increases in demand as a result of cold winter temperatures and strong economic activity. Electricity consumption in Slovakia posted a rise of over 2 %. Poland and Hungary recorded even more substantial gains in consumption. Demand for gas grew significantly. In the Czech Republic, one of our core markets, consumption was up nearly 7 % on the first half of 2005.

***Fuel costs drive electricity prices***

The boom on Europe's electricity markets continued in 2006. First and foremost, this was caused by the rise in fuel prices. Costs incurred for $CO_2$ emissions certificates needed to generate electricity from fossil fuels were reflected in electricity prices as well. Furthermore, spot trading was affected by the cold winter. After the conclusion of the period under review, impaired electricity production caused by the extremely hot and dry weather led to massive price spikes.

***Development of wholesale electricity spot prices in Germany***
€ per MWh


140
130
120
110
100
90
80
70
60
50
40
30
20
Year traded: 2004
Year traded: 2005
Year traded: 2006
Peak load
Base load

Average monthly figures.
Source: European Energy Exchange (EEX), Leipzig, Germany.

***Development of one year forward wholesale electricity prices in Germany***
€ per MWh


90
80
70
60
50
40
30
20
Forward for delivery in 2005
Forward for delivery in 2006
Forward for delivery in 2007
Year traded: 2004
Year traded: 2005
Year traded: 2006
Peak load
Base load

Average monthly figures.
Source: RWE Trading.

The German electricity market followed the price trends on the broader European market. In spot trading at the European Energy Exchange (EEX) in Leipzig, Germany, base-load contracts were traded at an average of €52 per megawatt hour (MWh) in the first half of 2006. This represented an increase of 30% compared to the first half of 2005. Prices of peak-load electricity rose by an average of 35% to €71. Forward contracts traded far above prices witnessed in the same period last year. Base-load electricity purchases for 2007 were temporarily traded at above €60 per MWh. At the end of April, however, the collapse in prices for $CO_2$ emissions trading certificates caused the situation to cool temporarily. Within a few days, the price paid for 2007 electricity forwards fell below €50, but has since clearly surpassed this level once again. The reason for this can be traced back to the fact that

$CO_2$ certificate and hard coal prices recently recorded a slight increase. In July, the steep weather-induced rise in spot prices also had an impact on the futures market.

RWE sells almost all of its production one or several years forward, and thus the development of prices for forward contracts for delivery in 2006 is the main determinant of our current earnings. In the two years prior to delivery (2004 / 2005), these contracts were traded by market participants at an average price of €38 per MWh of base-load power. The corresponding market price for forward contracts for delivery in 2005 was €31, representing an increase of over 20 %.

The trend in electricity prices for end consumers and distributors in Germany reflects the rising prices on the wholesale market. Due to the sharp climb in the cost of acquiring electricity and an increase in the burdens stemming from the German Renewable Energy Act, utilities raised their tariffs for all customer segments. Prices paid by households and small commercial operations in Germany were up an average of 4 %. Industrial enterprises had to pay 15 % more on average. For deliveries to this customer group, the share of electricity procurement costs in the total price is especially high.

Electricity prices in the UK developed similarly to Germany, but at a generally higher level. In the first six months, spot prices for base-load power traded at an average of £46 (€67) per MWh. This was 45 % more than in the first half of last year. Prices of peak-load electricity rose 48 % to £56 (€82). In addition to $CO_2$ emissions certificate prices and the cold weather, high gas prices also had a substantial impact. This is because in the UK, gas-fired power plants play a much more significant role in the formation of electricity prices than in most countries in Continental Europe.

Record prices were also reached on the UK forward market. In April, wholesale purchasers of base-load electricity for 2007 had to pay up to £57 (€83) per MWh. However, due to the considerable drop in prices on the emissions trading market and the slight decline in gas prices, the prices of forward contracts for 2007 fell back to levels just above £50. RWE sells most of the production of its UK power stations one or two years forward, similarly to the policy it pursues in Germany. Current earnings on the wholesale market thus mainly depend on the historical development of the price of 2006 forwards. In the two years prior to delivery, it averaged £35 (€52) per MWh of base-load electricity. The corresponding figure for 2005 forwards was £24 (€36). This represents an increase of 45 %.

***Development of wholesale electricity spot prices in the UK***
£ per MWh


100
90
80
70
60
50
40
30
20
10
Year traded: 2004
Year traded: 2005
Year traded: 2006

— Peak load
— Base load

Average monthly figures.
Source: RWE Trading.

***Development of one year forward wholesale electricity prices in the UK***
£ per MWh


70
60
50
40
30
20
10
Forward for delivery in 2005
Forward for delivery in 2006
Forward for delivery in 2007
Year traded: 2004
Year traded: 2005
Year traded: 2006
Peak load
Base load

Average monthly figures.
Source: RWE Trading.

The development of UK wholesale trading prices was also reflected in business with end customers. Due to the significant increase in procurement costs, most power suppliers raised their prices. In the first half of 2006, households and small commercial customers paid an average of 15 % more compared to the same period of 2005. Price increases for industrial and corporate customers were much higher. Nevertheless, one should not assume that suppliers have passed on the full increase in wholesale prices to their customers.

Mounting electricity prices can also be witnessed in our Central Eastern European supply areas, which do not yet have fully developed wholesale markets. Household customers in Hungary, Poland and Slovakia paid an average of approximately 5 % more year on year.

***Development of $CO_2$ certificate prices****
€ per metric ton


30
20
10
0
01/01/05
06/30/05
12/31/05
08/04/06
Certificates for 2006
Certificates for 2008

* Average weekly figures.
Source: RWE Trading.

### *$CO_2$ emissions trading: price collapse in the second quarter*

In the first four months of 2006, $CO_2$ certificates were the main driver behind the rise in electricity prices. The price of certificates for 2006, which grant rights to emit carbon dioxide, rose to up to €30 per metric ton of $CO_2$. The high level of emission certificate prices results in part from the substantial rise in the cost of power plant gas. UK electricity generators thus shifted their electricity production to hard coal power plants, which have higher emissions than gas-fired facilities. As a result, market participants were increasingly expecting a shortage of $CO_2$ certificates available for the first trading period (2005–2007). At the end of April 2006, however, it became apparent that the amount of $CO_2$ emitted by individual countries in 2005 was much lower than anticipated. The result of this was the most significant decline in prices since the introduction of the trading scheme. Within a few days, the certificates lost more than half of their value. Since the emissions balances were published by the EU Commission on May 15 (see page 11) $CO_2$ prices have risen somewhat again. Experts trace the current price level mainly back to the fact that plant operators are keeping surplus emissions allowances in reserve because they cannot yet reliably estimate their total requirement in the first trading period. Certificates for 2006 traded at an average of €23 per metric ton of $CO_2$ in the first half, compared with €14 in the corresponding period last year.

### *Oil and gas prices achieve record levels*

The boom on the international oil market continued in 2006. In the first six months of 2006, a barrel of Brent crude traded at an average of US$ 66. This is more than twice the average price for the last ten years. Compared to the first half of 2005, crude oil prices were up 32 %. This was largely because demand was persistently high and the level of spare production capacity in oil-producing countries was relatively low. In addition, political unrest in Nigeria and the dispute over Iran's nuclear programme had a negative impact on sentiment. Most recently, the war in the Middle East heated up the oil market even further. By mid-July, a barrel of Brent traded at peak prices exceeding US$ 75.

In Continental Europe, gas prices generally track the developments of oil prices with an average lag of six months. Border prices of natural gas in Central Europe have risen substantially, increasing by some 45 % on average against the comparable figures for 2005. This development was reflected in end customer prices as well. In Germany, prices rose by an average of 20 % for households and by 29 % for industrial clients. In the Czech Republic, an independent regulatory authority is responsible for setting gas prices on a quarterly basis. When doing so, the authority mainly takes into account prices on the international oil market and the relevant exchange rates. Czech household customer prices were 26 % higher year on year.

In the UK, spot prices on the gas market nearly doubled year on year, partially owing to the weather-induced rise in demand and the impact on prices from oil markets. In addition to this factor, one of the country's large gas storage facilities was temporarily unavailable for technical reasons. The situation on the gas market calmed down in the second quarter. The increase in gas prices was also felt in the end customer business. UK household customers had to pay 20 % more than in the first half of 2005, and major commercial consumers were hit with much larger price increases.

### *Hard coal prices persistently high*

Hard coal prices on the Rotterdam spot market picked up again over the course of the year. On average, in the first half of the year, they amounted to US$ 61 per metric ton (including freight and insurance to Rotterdam), falling slightly below the level achieved in the same period in 2005. Sea freight rates are still high compared to the multi-year average and ranged between US$ 13 and US$ 15 per metric ton for the standard route from South Africa to Rotterdam. Market fundamentals, i. e. fleet expansion and moderate payload growth, however, are likely to provide relief over the long term. BAFA prices, which are relevant for long-term purchasing agreements for electricity generated from German hard coal, are determined by the German Federal Office of Economics and Export Control and amounted to €63 per metric ton of hard coal equivalent in the first quarter. A similar figure is expected for the second quarter. As a result, in sum, the BAFA price is estimated to be slightly lower than in the first half of 2005 (€64).

### *Severe dry spell hampers UK water business*

Europe and North America, RWE's core water regions, generally have rather low susceptibility to economic cycles. Earnings, however, sometimes fluctuate for weather-related reasons. For instance, a dry spell in the south of England is currently causing declines in consumption due to limits imposed on usage. The key driver of growth in the water business is the need for investment in the infrastructure, which is financed through tariff increases approved by the regulator. The UK's current five-year regulatory period started on April 1, 2005. In line with conditions agreed with regulators, investments of £ 3.1 billion (€4.4 billion) will be made. The figure is quoted in 2002 / 2003 money terms, and must be adjusted by annual inflation. To pay for the investments, tariff increases of 22 % (plus annual inflation) will be implemented over the entire regulatory period. We were allowed to raise tariffs by 14.9 % (including inflation: 18.3 %) as of April 1, 2005, and by another 2.1 % (including inflation: 4.4 %) as of April 1, 2006. Since certain targets to reduce leakage have not been met, in June, RWE Thames Water made a commitment to the regulator to step up its water mains investment programme. The additional expenditure will total £ 150 million (approximately €220 million) through the end of the regulatory period.

# Major events

## In the period under review

***German Federal Network Agency submits draft incentive-based regulation model to government***

On June 30, the German regulatory authority for the electricity and gas grid industry, the Federal Network Agency, submitted its report on the introduction of incentive-based regulation to lawmakers, which is supposed to replace the current regulation scheme. The report does not contain any major amendments compared with the first draft, which was tabled on May 2 of this year. The Federal Network Agency's model is still not suitable for setting positive incentives to improve efficiency. In this respect, there are shortcomings with regard to the possibility of grid operators achieving and outperforming the targets, although this was explicitly stipulated by the German Energy Act. Moreover, in contrast to the view of the Federal Network Agency, our view is that there is apparently no planning security for network operators with regard to their investments. The report by the Federal Network Agency aims to provide the federal government with recommendations for a legal directive, which will be the basis for incentive-based regulation.

***EU Commission presents emissions balances for 2005***

On May 15, the EU Commission published the emissions balances of 21 of the 25 countries participating in the European emissions trading scheme. The balances reveal that 2005 $CO_2$ emissions in Europe were far below the cap for which certificates had been issued, despite the adverse weather conditions and high gas prices. According to the EU Commission's preliminary estimates, the surplus currently totals 44 million metric tons, with emissions amounting to 1,785 million metric tons. Only Great Britain, Ireland, Spain and Italy have noteworthy deficits for 2005. Germany, Europe's biggest emitter contributing 474 million metric tons, has a surplus of 21 million metric tons. Of this amount, 9 million metric tons result from efforts by participating companies to protect the climate. The remaining 12 million metric tons are the consequence of special regulations in the German Allocation Act, some of which led to surplus allocations of certificates. However, the German government expects that a significant majority of these certificates can be withdrawn retroactively by the German Emissions Trading Authority.

***Federal Cabinet adopts national allocation plan for the second emissions trading period from 2008 to 2012***

On June 28, 2006, Germany's Federal Cabinet adopted a draft national allocation plan for the second emissions trading period (2008-2012: NAP 2) and submitted the plan to the EU Commission in Brussels for approval, meeting the deadline of June 30. NAP 2 envisions a total emissions budget of 482 million metric tons per annum for participating facilities and operations. This is 13.5 million metric tons less than originally planned. This figure includes allocations to plants that have not participated in the emissions trading scheme thus far. Excluding these facilities, the annual aggregate allocation totals approximately 471 million metric tons as compared to 503 million metric tons in the first trading period (2005-2007). Certificates will continue to be awarded free of charge. However, with the enforcement of NAP 2, emissions reduction targets for the energy sector and industry will differ for the first time. Energy facilities are subject to a compliance factor of 85 %, i. e. operator allocations will be reduced by 15 % compared with the reference period (2000-2005). Allocations to industry are intended to drop by a mere 1.25 %. The same applies to combined heat and power generation.

New plants will continue to have a compliance factor of 100 % for 14 years. However, the underlying standard capacity utilization factor of 7,500 operating hours per year for lignite-, hard coal- and gas-fired power plants deviates substantially from that of typical service lives. Anyone replacing old facilities with more efficient plants will receive the certificates allocated for the old technology in the first four years, followed by a full allocation in line with the new technology for the following ten years instead of 14 years, which was previous practice (compliance factor: 100 %). But replacement plants, which are under construction in the first trading period or have received construction approvals, will still be subject to the old '4 + 14' rule. The option included in NAP 1, according to which operators could apply for an allocation on the basis of production forecasts, is to be eliminated. Subsequent adjustments to the allocation amounts are no longer possible. Companies will be allowed to cover their emissions obligations with certificates obtained by participating in climate protection projects conducted outside Germany within the scope of 'Joint Implementation' (JI) or the 'Clean Development Mechanism' (CDM). NAP 2 includes a cap on such activities of 12 %, based on the plant-specific allocation.

***UK: government resolution on national allocation plan still pending***

The British government has not yet reached a conclusion in its deliberations on the allocation plan for the second phase of the emissions trading scheme. So far, the plan envisions another decrease in the total allocation to 238 million metric tons of $CO_2$ per year, compared with 245.5 million metric tons in the first trading period. This reduction must be achieved by the energy industry. The UK government plans to auction 7 % of the certificates. Quantities auctioned are all to come from the energy sector's emissions budget. Usage of certificates from JI and CDM projects is subject to a cap of 8 %.

***Sale of RWE Solutions***

RWE Energy has sold the companies of the RWE Solutions group to the financial investor Advent International. The contracts were signed on May 18, 2006. The transaction was completed at the beginning of August. As a result of the transaction, Advent has acquired a package comprising the SAG group, the Nukem group, RWE Industrie-Lösungen, Lahmeyer International and RWE Space Solar Power. In 2005, these companies generated revenues of €1.7 billion with about 9,500 employees.

***Position on the German gas market strengthened through acquisition of Saar Ferngas***

RWE and RAG signed a contractual agreement on May 17, 2006, transferring ownership of RAG's stake in Saar Ferngas AG of roughly 77 % to RWE. One of the approvals pending for the agreement is from the Federal Cartel Office. Saarbrücken-based Saar Ferngas is a regional natural gas distributor. Its customer base consists of 52 utilities and 20 industrial companies and power plants, primarily in Rhineland-Palatinate and Saarland. Saar Ferngas recorded €1,159 million in revenues with 155 employees in 2005. Gas sales amounted to 45 billion kilowatt hours (kWh). This corresponds to roughly one fourth of RWE's current gas sales in Germany.

***Entry into LNG market and strengthening of upstream position in North Africa***

RWE plans to acquire a stake in the construction project of a regasification plant for liquefied natural gas (LNG) in the port of Rotterdam. A corresponding agreement was reached between RWE Energy AG and the Dutch project company Gate terminal B. V. on June 8, 2006. RWE Energy will acquire a 10 % equity stake in the project company. This commitment guarantees us an annual regasification throughput capacity of 3 billion $m^3$ of gas into the European natural gas network. The facility is scheduled for commissioning in 2010. The liquefaction and shipment of gas as well as its regasification at the port of destination pro-

vide attractive growth opportunities. RWE's goal is to develop its own activities in this market segment. Via RWE Dea, we have stakes in ample gas reserves in North Africa. Future gas production is not only earmarked for the North African market. Some of it could also be exported as LNG. We are thus striving to acquire stakes in new liquefaction plants in Egypt.

RWE Dea recently took a further step towards expanding its gas production capacity. On July 17, an agreement was reached with the Egyptian government and the state-owned gas company EGAS for the award of the North El Amriya Concession. RWE Dea holds a 100% participating interest in this block. This makes us one of the largest acreage holders in the Nile Delta.

## After the period under review

### *German Federal Network Agency approves charges for RWE extra-high-voltage grid*

On July 31, 2006, the Federal Network Agency (Bundesnetzagentur–BNetzA) approved the system usage charges of our transmission system operator RWE Transportnetz Strom. The government agency reduced the approximately €1 billion in annual network fees applied for by some 9%. The notice is valid from August 1, 2006, to December 31, 2007. The reductions by the Federal Network Agency are primarily based on the fact that the agency is not factoring in a sufficient return on capital employed. They represent a significant intervention into our network business. At present, it is impossible to estimate the final implications of the regulation for the earnings of our German grid business, since the decisions for RWE's distribution system operators had not yet been issued when this report was prepared. We expect them to be made in the remaining course of the year. The same applies to gas system usage charges. We now have reason to believe that adjustments to the charges by the regulator will generally not be retroactive. This assumption is based on a ruling by the Düsseldorf Higher Regional Court. The matter is still pending a final legal decision.

### *Exit from the Kazakhstan oil business*

On July 18, 2006, RWE Dea sold its 25% stake in the Kazakhstan joint venture KazGerMunai (KGM) to Kazakhstan-based Kazmunaigas. KGM has been producing oil from the Kazakh Akshabulak oilfield in Central Kazakhstan since the end of 1998. Gaz de France and the World Bank Group also sold their stakes in KazGerMunai. We are still interested in activities around the Caspian Sea, but intend to focus on gas production in the region.

# Notes on reporting

Our reporting for the first half of 2006 is affected by non-operating one-off effects resulting from changes in accounting standards, reclassification, and pending divestments:

- According to IAS 32, a contract that contains an obligation for the RWE Group to purchase its own shares gives rise to a liability. In line with the development of international accounting practice, this rule also applies to forward purchases of minority interests and put options, which were granted to minority shareholders of RWE Energy's German regional companies in the past. This financial year, these minority interests had to be reclassified from equity to liabilities, in order to state the potential purchase price obligations. In addition, goodwill was capitalized in the amount of the difference between the present value of the liabilities and the carrying amount of the minority interests. In the income statement, the financial result decreases in favour of the minority interest; net income remains unchanged. Prior-year figures were restated because this accounting policy is retroactive. Detailed explanations on this issue can be found on page 41 in the notes.

- We adjusted our reporting for the water business effective January 1, 2006. We now refer to the former 'RWE Thames Water Division' as the 'Water Division.' We stopped assigning American Water to UK-based RWE Thames Water, because we plan to sell these activities separately. We assigned German-based RWE Aqua, including its minority interest in Berliner Wasserbetriebe, to the RWE Energy Division. We sold our water activities in Chile, the United Arab Emirates, and Spain in the course of the first half of 2006. The divestment of our equity interests in China and Indonesia is still pending. Therefore, we started stating these companies under the item 'Assets / liabilities held for sale' as of the June 30 cut-off date. New rules mandated by International Financial Reporting Standards (IFRS) also required us to restate our water operations in Izmit (Turkey). They are now recognized as leasing activities instead of as operating activities. This reduces revenue, EBITDA, the operating result, and net financial debt.

- We transferred Harpen AG's distributed energy supply activities to the RWE Energy Division with retroactive effect as of January 1, 2006. It has been assigned to RWE Key Account GmbH within the 'Electricity & Gas Transmission Business Unit' until it is definitively assigned to the regional companies.

# Business performance

| Electricity production January–June | RWE Power[1] | | RWE npower | | RWE Group [2] | |
|---|---|---|---|---|---|---|
| Billion kWh | **2006** | 2005 | **2006** | 2005 | **2006** | 2005 |
| In-house generation | 95.0 | 93.1 | 18.0 | 17.0 | 114.7 | 111.4 |
| Lignite | 37.3 | 39.1 | – | – | 37.3 | 39.1 |
| Nuclear | 26.0 | 23.3 | – | – | 26.0 | 23.3 |
| Hard coal | 24.9 | 22.7 | 11.2 | 10.0 | 36.5 | 33.1 |
| Gas | 4.2 | 5.0 | 5.9 | 6.6 | 10.7 | 12.2 |
| Hydro, oil, other | 2.6 | 3.0 | 0.9 | 0.4 | 4.2 | 3.7 |
| Electricity purchased from third parties | – | – | 12.5[3] | 11.3[3] | 52.2 | 49.7 |
| **Total** | **95.0** | **93.1** | **30.5** | **28.3** | **166.9** | **161.1** |

1 Figures for in-house generation include electricity procured from power plants not owned by RWE that we can deploy at our discretion on the basis of long-term agreements. In the first half of 2006, they break down into 15.4 billion kWh (hard coal) and 1.2 billion kWh (hydro, oil, other).
2 Including generation and electricity purchases of RWE Energy's regional companies.
3 Electricity purchased by RWE npower largely via RWE Trading.

### *Power generation up 3 %*

In the first half of the year, the RWE Group produced 114.7 billion kilowatt hours (kWh) of electricity—3 % more than in the same period in 2005. In-house generation and power purchases combined for 166.9 billion kWh.

RWE Power generated 95.0 billion kWh of electricity, accounting for 83 % of total in-house production. This includes electricity generated from power plants not owned by RWE that we can deploy at our discretion on the basis of long-term agreements. RWE Power generated 2 % more electricity than in the same period last year. Due to the favourable market environment, we stepped up the use of hard coal power plants. In addition, we benefited from the improved availability of the Biblis nuclear power plant, which, in 2005, was temporarily taken offline for inspection. In turn, we produced less electricity from lignite. This was mainly due to scheduled maintenance outages. Furthermore, production outages occurred owing to a fire at our site in Niederaussem. Gas-based electricity generation declined as well.

RWE npower generated 18.0 billion kWh of electricity—up 6 % year on year. Generation from hard coal recorded a considerable rise: we had a much higher utilization level in light of the improved profit margins. In contrast, the hard coal blocks in Aberthaw and Tilbury were taken offline for certain periods due to transformer damage. RWE npower's oil-fired power plants also saw increased utilization compared with 2005, due to improved margins. Conversely, we produced less electricity from gas in the UK. This was partially because of unplanned outages at the sites in Didcot and Little Barford. Furthermore, we slightly decreased the utilization of our gas-fired power stations owing to the high cost of fuel. The acquisition of the 420 MW gas-fired power station in Great Yarmouth in November 2005 had a positive effect on total production.

RWE Energy made a small contribution of 1.7 billion kWh to total power produced. This output is largely attributable to the German regional companies.

### *Gas production rises by one-third—oil production slightly down year on year*

RWE Dea, the upstream company subsumed under the RWE Power Division, produced 1,552 million $m^3$ of gas—32 % more than a year earlier. One contributing factor was the fact that we began production in a UK North Sea gas field in September 2005. Furthermore, we stepped up our German production to cover the weather-induced increase in demand. Conversely, oil production was down 3 % to 2,188 thousand $m^3$, among other things due to a scheduled interruption of production in a Norwegian oilfield. In addition, output was naturally reduced as existing reserves were depleted. In contrast, we stepped up production in the German North Sea. This was made possible by the installation of a pipeline connecting the Mittelplate oil platform with the mainland, eliminating the need for oil to be shipped.

| **External electricity sales volume January-June** Billion kWh | RWE Power | | RWE Energy | | RWE npower | | RWE Group | |
|---|---|---|---|---|---|---|---|---|
| | **2006** | 2005 | **2006** | 2005 | **2006** | 2005 | **2006** | 2005 |
| Private and commercial customers | 0.1 | 0.2 | 20.2 | 20.6 | 11.7 | 11.5 | 32.1 | 32.4 |
| Industrial and corporate customers | 1.1 | 4.1 | 28.5 | 29.5 | 17.1 | 15.1 | 46.7 | 48.7 |
| Distributors | 7.2 | 6.3 | 30.6 | 26.5 | - | - | 37.8 | 32.8 |
| Electricity trading | 41.7 | 37.7 | - | - | - | - | 41.7 | 37.7 |
| **Total** | **50.1** | **48.3** | **79.3** | **76.6** | **28.8** | **26.6** | **158.3** | **151.6** |

### *Electricity sales volume advances by 4 %*

In the first six months of 2006, we supplied 158.3 billion kWh of electricity to outside customers. Electricity sales are typically somewhat lower than power produced and purchased. This is due to grid losses as well as the in-house consumption by lignite production and hydro-storage power plants. Electricity sales volumes were up 4 % year on year. All of the divisions active in the energy business posted gains.

External electricity sales achieved by RWE Power totalled 50.1 billion kWh and were thus 4 % higher than in the same period last year, reflecting the rise in power production. Most of the electricity sales (41.7 billion kWh) are attributable to RWE Trading's sales of in-house generation on the wholesale market. They do not include sales from trading with purchased electricity.

RWE Energy also posted a 4 % rise in electricity sales, to 79.3 billion kWh. This growth stems exclusively from business with distributors. As customers switched providers in the wake of liberalization in Hungary, we sold less electricity in that country.

RWE npower sold 28.8 billion kWh of electricity. This represents an 8 % rise compared with the same period last year. We acquired a large number of new customers thanks to our competitive pricing.

| External gas sales volume January – June<br>Billion kWh | RWE Power | | RWE Energy | | RWE npower | | RWE Group | |
|---|---|---|---|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 | 2006 | 2005 | 2006 | 2005 |
| Private and commercial customers | – | – | 47.2 | 46.1 | 25.1 | 22.7 | 72.3 | 68.8 |
| Industrial and corporate customers | 1.9 | 1.6 | 60.5 | 52.8 | 4.4 | 4.4 | 66.8 | 58.8 |
| Distributors | 10.7 | 9.2 | 66.8 | 65.1 | – | – | 77.5 | 74.3 |
| **Total** | **12.6** | **10.8** | **174.5** | **164.0** | **29.5** | **27.1** | **216.6** | **201.9** |

***Gas sales volume up 7 % year on year, due to temperature effects***

In the first six months of 2006, the RWE Group sold 216.6 billion kWh of gas. This represents an increase of 7 % over the figure for the corresponding period in 2005. One of the reasons for this was the weather-induced rise in demand for gas for heating.

Gas sales achieved by RWE Power largely correspond to the quantities produced by RWE Dea, which were sold to distributors and end customers. In addition, small quantities of gas were sold by RWE Trading. Gas sales volumes posted by the division advanced by 17 % to 12.6 billion kWh. The main driver was the increase in gas production at RWE Dea.

RWE Energy sold 174.5 billion kWh of gas. The company thus exceeded the level achieved a year earlier by 6 %. We achieved the most significant growth in the industrial and corporate customer segments. This was largely because we supplied a combined cycle gas turbine plant in Antwerp, Belgium, which was commissioned in August 2005. In addition, the cold winter weather spurred our gas sales. Moreover, we enlarged our customer base in the Dutch gas market.

RWE npower's gas sales rose by 9 % to 29.5 billion kWh. The cold weather in the first quarter also played a role here. Moreover, we acquired new private household customers, which enabled us to grow sales correspondingly.

| External revenue<br>€ million | Jan–Jun<br>2006 | Jan–Jun<br>2005 | +/–<br>in % | Jan–Dec<br>2005 |
|---|---|---|---|---|
| **RWE Power** | **3,488** | **3,311** | **5.3** | **6,832** |
| Power Generation* | 2,574 | 2,625 | -1.9 | 5,254 |
| RWE Dea | 914 | 686 | 33.2 | 1,578 |
| **RWE Energy** | **14,665** | **12,465** | **17.6** | **24,318** |
| German regions | 8,796 | 7,872 | 11.7 | 14,838 |
| International regions | 2,735 | 2,086 | 31.1 | 4,077 |
| Electricity & Gas Transmission | 2,523 | 1,521 | 65.9 | 3,502 |
| RWE Solutions | 477 | 896 | -46.8 | 1,707 |
| Other, consolidation | 134 | 90 | 48.9 | 194 |
| **RWE npower** | **4,142** | **3,043** | **36.1** | **6,382** |
| **Water Division** | **2,001** | **1,868** | **7.1** | **4,210** |
| Regulated UK business | 991 | 910 | 8.9 | 1,905 |
| North America | 845 | 785 | 7.6 | 1,799 |
| Other markets | 165 | 173 | -4.6 | 506 |
| **Other, consolidation** | **35** | **40** | **-12.5** | **77** |
| **RWE Group** | **24,331** | **20,727** | **17.4** | **41,819** |
| Electricity revenue | 12,848 | 10,704 | 20.0 | 22,238 |
| Direct electricity tax | 509 | 468 | 8.8 | 971 |

* Including RWE Trading.

### *Revenue jumps 17%*

In the first half of 2006, the RWE Group generated €24.3 billion in external revenue. This represents an increase of 17% over the figure for the corresponding period in 2005. We posted gains in all divisions. An additional driver to higher electricity, gas and water tariffs was the increased volume in the gas business. The rise was slightly curtailed by the absence of revenue from the Dutch-based coal trading company SSM Coal, which was sold as of November 30, 2005 (–€351 million). Changes in the US dollar and pound Sterling-to-euro exchange rates did not have a significant effect on the Group's revenue (+€10 million). The average US dollar-to-euro exchange rate in the first six months was US$1.24/€. US currency was thus more expensive than in the same period in 2005 (US$1.28/€). Conversely, the pound Sterling lost ground to the euro, albeit marginally. The exchange rate was £0.69/€ (first half of 2005: £0.68/€).

Organically, i.e. net of one-off effects and changes in foreign exchange rates, the RWE Group posted a 19% increase in external revenue.

The following is an overview of the development of revenue by division:

External revenue posted by **RWE Power** improved by 5 % to €3,488 million. This is attributable to the RWE Dea Business Unit, which recorded a third more than in the first half of 2005. The company benefited from the rise in oil and gas prices as well as higher gas production. Conversely, revenue achieved by our Power Generation Business Unit (including RWE Trading) decreased slightly. This was predominantly a result of the deconsolidation of SSM Coal. In addition, we transferred Harpen AG's distributed energy supply business to RWE Energy (–€85 million). Net of these one-off effects, revenue posted by the Power Generation Business Unit was up 18 %. This was due to the development of wholesale electricity prices.

External revenue recorded by the **RWE Energy** Division was up 18 % to €14.7 billion. Electricity revenue rose from €7,153 million to €7,819 million. This was largely because higher procurement costs were passed through to industrial and corporate customers. Furthermore, our German regional companies lifted general tariffs for households and small commercial enterprises as of January 1, 2006. However, the price increases approved by the federal states were usually far lower than what had been applied for. So far, Süwag Energie AG has not been granted approval to raise its tariffs. In the German transmission grid business, the rise in sales volumes from electricity fed into the grid from combined heat and power generation plants led to an increase in revenue. Our gas activities made an even larger contribution to the rise in RWE Energy's revenues than the electricity business. Here, revenue rose from €4,045 million to €6,111 million. This was primarily due to price increases implemented to pass through higher procurement costs to our customers. This was because prices set in our gas purchasing and supply agreements are linked to oil prices. In addition to price-related effects, revenue growth was driven by the favourable development of sales caused by the weather.

**RWE npower** grew external revenue by 36 % to €4,142 million. Electricity revenue rose from €2,155 million to €3,114 million, and gas revenue increased from €665 million to €884 million. Due to the rise in procurement costs, the UK energy company lifted electricity and gas tariffs as of January 1 and April 1, 2006. Furthermore, we experienced positive volume effects from the acquisition of new customers. The cold winter weather was an additional factor. This enabled us to sell far more heating gas.

External revenue was increased by 7 % to €2,001 million in the **Water Division**. Net of effects from exchange rates, changes in accounting policies and deconsolidations, revenue generated by this division also rose by 7 %. Growth mainly stemmed from the regulated UK business. We increased water tariffs effective April 1, 2005, and April 1, 2006. American Water posted a 2 % rise in organic terms. This was mainly due to tariff increases approved by the regulators in individual US states, growth in the non-regulated business, and slightly higher consumption.

***Double-digit year-on-year rise in operating result and EBITDA***

The positive development in the Continental European energy business continues to drive the RWE Group's earnings trend. EBITDA climbed 14 % to €5,072 million. The operating result rose 19 % to €4,104 million. Consolidation, accounting and currency effects nearly netted each other out at the Group level. We expect to see a much lower rise in the operating result for the full year (see page 30 et seq.). This is mainly due to the anticipated burdens from German grid regulation. In addition, our earnings are susceptible to seasonal effects.

| EBITDA<br>€ million | Jan–Jun 2006 | Jan–Jun 2005 | +/– in % | Jan–Dec 2005 |
|---|---|---|---|---|
| **RWE Power** | **1,979** | **1,606** | **23.2** | **2,800** |
| Power Generation* | 1,543 | 1,320 | 16.9 | 2,158 |
| RWE Dea | 436 | 286 | 52.4 | 642 |
| **RWE Energy** | **1,984** | **1,769** | **12.2** | **3,142** |
| German regions | 1,167 | 1,104 | 5.7 | 1,954 |
| International regions | 312 | 271 | 15.1 | 476 |
| Electricity & Gas Transmission | 600 | 393 | 52.7 | 621 |
| RWE Solutions | –6 | 5 | –220.0 | 132 |
| Other, consolidation | –89 | –4 | – | –41 |
| **RWE npower** | **331** | **260** | **27.3** | **561** |
| **Water Division** | **894** | **924** | **–3.2** | **2,045** |
| Regulated UK business | 519 | 519 | – | 1,102 |
| North America | 341 | 336 | 1.5 | 744 |
| Other markets | 34 | 69 | –50.7 | 199 |
| **Other, consolidation** | **–116** | **–120** | **3.3** | **–224** |
| **RWE Group** | **5,072** | **4,439** | **14.3** | **8,324** |

* Including RWE Trading.

| Operating result<br>€ million | Jan–Jun 2006 | Jan–Jun 2005 | +/– in % | Jan–Dec 2005 |
|---|---|---|---|---|
| **RWE Power** | **1,690** | **1,313** | **28.7** | **2,112** |
| Power Generation* | 1,338 | 1,089 | 22.9 | 1,667 |
| RWE Dea | 352 | 224 | 57.1 | 445 |
| **RWE Energy** | **1,723** | **1,451** | **18.7** | **2,507** |
| German regions | 1,019 | 939 | 8.5 | 1,609 |
| International regions | 262 | 217 | 20.7 | 381 |
| Electricity & Gas Transmission | 512 | 318 | 61.0 | 452 |
| RWE Solutions | –16 | –11 | –45.5 | 113 |
| Other, consolidation | –54 | –12 | – | –48 |
| **RWE npower** | **274** | **210** | **30.5** | **437** |
| **Water Division** | **555** | **619** | **–10.3** | **1,416** |
| Regulated UK business | 304 | 308 | –1.3 | 687 |
| North America | 208 | 216 | –3.7 | 491 |
| Other markets | 43 | 95 | –54.7 | 238 |
| **Other, consolidation** | **–138** | **–138** | **–** | **–271** |
| **RWE Group** | **4,104** | **3,455** | **18.8** | **6,201** |

* Including RWE Trading.

The following is an overview of our operating result by division:

**RWE Power** achieved an operating result of €1,690 million. This represents an increase of 29 % over the figure for the first half of 2005. The following is a breakdown of the operating result by business unit:

- Power Generation (including RWE Trading): This business unit closed the reporting period 23 % up year on year. The main reason was the additional revenue resulting from higher electricity prices on the wholesale market. In addition, the sales volume showed an improvement. But we also saw a rise in procurement costs. Increased fuel costs had an effect of €61 million compared with the corresponding period last year. Purchases of additional $CO_2$ emissions certificates also caused costs to rise. Furthermore, we incurred higher costs for staff and power station maintenance. All in all, the Power Generation Business Unit recorded a much lower percentage improvement of its operating result than in the first quarter. This is predominantly due to the volatile trading business. RWE Trading was unable to match the extraordinarily high operating result achieved in the same period last year—especially in the gas trading business.

- RWE Dea: The continuing price boom on the oil and gas markets led to a clear improvement in the operating result recorded by our upstream activities. RWE Dea achieved a rise of 57 %. The increase in gas production also played a role. Burdens stemmed primarily from the rise in royalties and exploration costs.

**RWE Energy** improved its operating result by 19 % to €1,723 million. One of the reasons for this was the inclusion of RWE Aqua. Positive currency effects also had an impact. Net of special items, the operating result posted 14 % organic growth, primarily due to the increase in gas sales in Germany and the Czech Republic as well as cost reductions. The considerable improvement in the operating result cannot be extrapolated for the full year owing to the strong weather-related effect in the first quarter and exceptional income generated by RWE Transgas. Above all, we see risks arising from the introduction of German grid regulation, the effect of which was not yet felt in the half-year figures. This may substantially burden the earnings of our regional and supra-regional grid activities over the remaining course of the year (see page 13). The following is a breakdown of the operating result by business unit:

- German regions: RWE Energy's German regional companies closed the first six months with an operating result that was 9 % higher than in last year's first half. They were able to take advantage of the weather-driven rise in gas sales volumes. In addition, they cut costs and enhanced efficiency.

- International regions: We improved the operating result of our Continental European sales business outside Germany by 21 % and, net of currency effects, by 16 %. The marked gain is partially due to the Czech regional distributors, which also sold more gas due to weather-related effects. Moreover, the Czech regulator approved higher tariffs. In the Netherlands, we benefited from the expansion of our gas business.

- Electricity & Gas Transmission: This business unit oversees our German extra-high-voltage power grid, our German gas transmission grid, and Czech-based RWE Transgas' gas transmission and gas trading operations. Furthermore, this unit now also includes RWE Key Account GmbH, to which we transferred RWE Solutions' key account business effective April 1, 2005. The operating result stated for 'Electricity & Gas Transmission' was up 61 %. This is predominantly a result of the fact that the Czech regulator approved higher margins for RWE Transgas in its business with regional distributors. This offset burdens stemming from the previous year, which had not yet been reflected in prices.

- RWE Solutions closed the first six months with an operating loss of €16 million. We have now sold all of this group's major activities (see page 12).

The operating result earned by **RWE npower** rose 30% to €274 million despite the weak first quarter. However, the considerable rise cannot be extrapolated for the year as a whole, because RWE npower's earnings trend is subject to fluctuation over the course of the year. The strong improvement in the first half of the year came from the power plant business, which benefited from higher wholesale prices and exceptional income from the short-term management of our purchase and sales positions. But we also suffered the burden of unplanned power plant outages. Margins deteriorated in the end customer business, RWE npower's second mainstay. This was primarily due to the rise in electricity and gas purchasing prices. In addition, there was a one-off effect from the first quarter: Due to the cold winter and the large number of newly acquired customers, we had to purchase additional gas on the UK spot market, which experienced especially pronounced price spikes due to capacity bottlenecks. RWE npower was unable to fully pass on to its customers higher electricity and gas purchase costs. We expect to see additional burdens on earnings on the procurement side in the second half of the year.

The operating result recorded by the **Water Division** decreased by 10% to €555 million. This was mainly due to non-operating special items predominantly relating to the transfer of RWE Aqua to RWE Energy and the change in the statement of the Turkish water business. Net of accounting, currency and consolidation effects, the operating result declined by 4%. On this basis, our regulated UK water business closed the reporting period roughly on par with the year-earlier level. The rise in water tariffs had a positive impact. This was counteracted by the increase in expenses incurred for the maintenance of the London water pipe infrastructure. In addition, our operating costs were up in part due to the considerable increase in the cost of energy. The prolonged dry spell in the south of England also hampered the earnings situation, since numerous customers limited water usage. The operating result achieved by American Water slipped 8% organically, despite the increase in tariffs and positive volume-related effects. This is due to the increase in the cost of energy and materials as well as the additional expense incurred for customer service. Furthermore, depreciation rose in line with American Water's investing activity. American Water had not yet been able to pass these burdens on to its customers. However, they have been included in the current applications to increase tariffs.

### *Net income improved by 16%*

The reconciliation to net income is affected by the positive operating performance and adverse effects in the non-operating result.

| **Non-operating result**<br>€ million | **Jan–Jun<br>2006** | Jan–Jun<br>2005 | +/–<br>€ million | Jan–Dec<br>2005 |
|---|---|---|---|---|
| Capital gains | 34 | 198 | –164 | 326 |
| Impairment losses | – | – | – | –814 |
| Restructuring, other | –483 | –205 | –278 | –200 |
| **Non-operating result** | **–449** | **–7** | **–442** | **–688** |

The **non-operating result** declined by €442 million to -€449 million. Changes break down as follows:

- Capital gains totalled a mere €34 million. A year earlier, they were considerably higher since they still included the sale of our 20% stake in Stadtwerke Düsseldorf and of real estate formerly belonging to RWE Systems.

- As in the first half of 2005, no impairment losses were recognized.

- The result stated under 'Restructuring, other' decreased by €278 million to -€483 million. This was principally because we built provisions. Some of them were accrued in connection with the sale of minor equity interests and include, among other things, costs already incurred in preparation for the sale of RWE Thames Water and the public offering of American Water. Further provisions relate to old-age part-time work arrangements at RWE Power. We amortized RWE npower's customer base by €163 million (first half of 2005: €164 million). Changes in nuclear provisions resulted in €76 million in income (first half of 2005: €79 million).

| **Financial result**<br>€ million | **Jan-Jun 2006** | Jan-Jun 2005 | +/- in % | Jan-Dec 2005 |
|---|---|---|---|---|
| Interest income | 940 | 584 | 61.0 | 1,208 |
| Interest expenses | -1,384 | -1,057 | -30.9 | -2,193 |
| **Net interest** | **-444** | **-473** | **6.1** | **-985** |
| Interest accretion to non-current provisions | -584 | -604 | 3.3 | -1,238 |
| Other financial result* | 36 | 25 | 44.0 | 406 |
| **Financial result*** | **-992** | **-1,052** | **5.7** | **-1,817** |

* Prior-year figures restated (see comments on pages 14 and 41).

The **financial result** improved by €60 million, or 6%, to -€992 million. This was largely due to net interest. The effect felt here was that we repaid financings used by subsidiaries and replaced them with lower-cost refinancings. However, we also incurred additional expenses owing to the rise in short-term market interest rates. The interest accretion to non-current provisions decreased marginally. This was due to the fact that we reduced the discount factors for our provisions at the end of 2005.

Our continuing operations generated income before tax amounting to €2,663 million, an improvement of 11% compared to the same period last year. Our effective tax rate dropped slightly to 34%.

Income from continuing operations after tax amounted to €1,750 million, up 13%. Income of €16 million was recorded from discontinued operations, resulting from a supplementary payment by Remondis for the purchase of our environmental business. The minority interest decreased from €128 million to €107 million.

**Net income** generated by the RWE Group amounted to €1,659 million, representing an increase of 16% on the comparable period of 2005. Accordingly, earnings per share rose from €2.54 to €2.95.

| Reconciliation to net income | | Jan–Jun 2006 | Jan–Jun 2005 | +/– in % | Jan–Dec 2005 |
|---|---|---|---|---|---|
| **Operating result** | € million | **4,104** | **3,455** | **18.8** | **6,201** |
| Non-operating result | € million | –449 | –7 | – | –688 |
| Financial result[1] | € million | -992 | -1,052 | 5.7 | -1,817 |
| ***Income from continuing operations before tax***[1] | € million | **2,663** | **2,396** | **11.1** | **3,696** |
| Taxes on income | € million | -913 | -841 | -8.6 | -1,221 |
| **Income from continuing operations**[1] | € million | **1,750** | **1,555** | **12.5** | **2,475** |
| Income from discontinued operations | € million | 16 | – | – | -20 |
| **Income**[1] | € million | **1,766** | **1,555** | **13.6** | **2,455** |
| | | | | | |
| Minority interest[1] | € million | 107 | 128 | -16.4 | 224 |
| **Net income**[2] | € million | **1,659** | **1,427** | **16.3** | **2,231** |
| **Earnings per share** | € | **2.95** | **2.54** | **16.1** | **3.97** |
| **Effective tax rate**[1] | % | **34** | **35** | **-** | **33** |

1 *Prior-year figures restated (see comments on pages 14 and 41).*
2 RWE shareholders' share in income.

### *Cost-cutting programmes: €120 million saved in the first half*

| Annual cost reduction € million | 2003 | 2004 | 2005 | 2006 | Total |
|---|---|---|---|---|---|
| Reorganization | | 150 | 160 | 190 | 500 |
| Acquisition synergies | 60 | 30 | 50 | 40 | 180 |
| **Total** | **60** | **180** | **210** | **230** | **680** |

We intend to reduce annual costs by €680 million within the scope of two programmes which will be completed by the end of 2006:

- The first programme with a targeted amount of €500 million encompasses measures linked to the reorganization of the RWE Group, which was initiated in October 2003. The main areas of focus are the German energy business, the water business, and our IT operations. By the end of 2005, savings of €310 million had been realized.

- The second programme, launched in 2002, capitalized on synergies from the large-scale acquisitions made in the last few years. Targeted savings total €180 million. €100 million of this sum was allocable to the combining of the back office functions of our UK-based companies RWE npower and RWE Thames Water. We intend to achieve €80 million in savings at our Czech gas companies. By December 31, 2005, we had already realized a total of €140 million in synergies.

Despite the planned sale of our UK and US water businesses, we remain confident that we will achieve the full €680 million in cost reductions. Lost synergy potential will be compensated for by additional cost-cutting measures. With regard to this fiscal year, the programmes have a target of €230 million, of which €120 million was realized by the end of June.

***Capital expenditure on property, plant and equipment up 19% on the first half of 2005***

In the first half of the year, capital spending amounted to €1,661 million. This represents an increase of 16% on the first half of 2005. Capital expenditure on property, plant and equipment rose by 19% to €1,590 million. The increase is largely attributable to RWE Power. The single-most important project is the construction of a 2,100 MW dual-block lignite-fired power plant with optimized plant technology at the site in Neurath, Germany, which was decided upon in September of last year. In addition, more funds were spent on the expansion of gas production in the UK and Egypt. RWE npower nearly doubled capital expenditure on property, plant and equipment. The focal point of RWE npower's capex programme consists of retrofitting the hard coal power plant in Aberthaw with a flue gas desulphurization unit. We increased expenditures on property, plant and equipment in the Water Division as well. Here, our investing activity concentrated on infrastructure in Greater London and on our North American supply areas. Only at RWE Energy did spending on property, plant and equipment remain slightly below the level achieved in the first half of 2005. The long, cold winter had resulted in delays to measures to improve network infrastructure in Germany in the first quarter. Catch-up work on these measures could not yet be fully completed. For the year as a whole, however, RWE Energy is planning to increase its capital expenditure compared with 2005, as long as decisions made by the German regulator do not have a lasting negative impact on the framework conditions. The RWE Group's spending on financial assets was negligible, amounting to just €71 million.

| **Capital expenditure**<br>€ million | **Jan–Jun 2006** | Jan–Jun 2005 | +/-<br>€ million | Jan–Dec 2005 |
|---|---|---|---|---|
| **Capital expenditure on property, plant and equipment*** | | | | |
| RWE Power | 536 | 383 | 153 | 842 |
| RWE Dea | 193 | 137 | 56 | 290 |
| RWE Energy | 259 | 292 | -33 | 1,064 |
| RWE npower | 139 | 72 | 67 | 315 |
| Water Division | 645 | 585 | 60 | 1,388 |
| North America | 210 | 181 | 29 | 520 |
| Other, consolidation | 11 | 7 | 4 | 58 |
| **Total** | **1,590** | **1,339** | **251** | **3,667** |
| **Capital expenditure on financial assets** | | | | |
| RWE Power | - | - | - | - |
| RWE Dea | - | - | - | - |
| RWE Energy | 145 | 75 | 70 | 174 |
| RWE npower | 10 | - | 10 | 227 |
| Water Division | 4 | 9 | -5 | 17 |
| North America | - | - | - | - |
| Other, consolidation | -88 | 14 | -102 | 58 |
| **Total** | **71** | **98** | **-27** | **476** |
| **Total capital expenditure** | **1,661** | **1,437** | **224** | **4,143** |

* Capital expenditure on property, plant and equipment and intangible assets.

### *Cash flow statement—Key figures*

In the first six months of 2006, we generated €3,359 million in cash flows from operating activities. This was €394 million, or 13%, up year on year, predominantly due to the positive earnings trend. However, counteracting effects were felt from working capital. The main reason for this was that during the period under review, working capital was increased, whereas in the first half of 2005, it was reduced. Capital expenditure was €1,469 million higher than proceeds from disposals of non-current assets and companies. Cash flows from financing activities totalled -€1,829 million. This is the amount by which debt repayments and dividend payments exceeded new financial debt.

| **Cash flow statement**[1]<br>€ million | **Jan–Jun 2006** | Jan–Jun 2005 | +/– in % | Jan–Dec 2005 |
|---|---|---|---|---|
| Cash flows from operating activities | 3,359 | 2,965 | 13.3 | 5,304 |
| Change in working capital[2] | -89 | 526 | -116.9 | 204 |
| Cash flows from investing activities | -1,469 | -1,123 | -30.8 | -2,049 |
| Cash flows from financing activities | -1,829 | -1,571 | -16.4 | -3,384 |
| Effect of changes in currency exchange rates and other changes in value on cash and cash equivalents | -9 | 26 | -134.6 | 34 |
| Total net changes in cash and cash equivalents | 52 | 297 | -82.5 | -95 |
| | | | | |
| Cash flows from operating activities | 3,359 | 2,965 | 13.3 | 5,304 |
| *Minus capital expenditure on property, plant and equipment and intangible assets* | -1,590 | -1,339 | -18.7 | -3,667 |
| **Free cash flow** | **1,769** | **1,626** | **8.8** | **1,637** |

1 Figures only relate to continuing operations. Please turn to page 38 for the complete cash flow statement.
2 Prior-year figures restated (see comments on pages 14 and 41).

Free cash flow is calculated by subtracting capital expenditure on property, plant and equipment from cash flows from operating activities. Free cash flow increased by €143 million to €1,769 million, despite the €251 million rise in capital expenditure on property, plant and equipment. This development was driven by the improvement in cash flows from operating activities.

### *Net financial debt reduced to € 9.5 billion*

In the first six months of 2006, we reduced net financial debt by € 1,988 million to € 9,450 million, despite making € 1,202 million in dividend payments. This development was mainly supported by the high level of free cash flow. Furthermore, we received € 447 million in proceeds from divestments. Net financial liabilities of € 501 million were eliminated as a result of deconsolidations. Changes in accounting policies in accordance with IFRS reduced our net financial liabilities by € 246 million, while currency effects decreased them by another € 298 million. Financial derivatives, which we use to hedge our liabilities against currency effects, had a market value of € 1.3 billion as of June 30, 2006. Derivatives, however, are not taken into account in net financial debt.

| **Net financial debt**<br>€ million | **06/30/06** | 12/31/05 | +/-<br>in % |
|---|---|---|---|
| Cash and cash equivalents | 1,483 | 1,431 | 3.6 |
| Marketable securities | 11,434 | 11,356 | 0.7 |
| Other financial assets | 4,287 | 3,603 | 19.0 |
| **Gross financial assets** | **17,204** | **16,390** | **5.0** |
| Bonds, notes payable, bank debt and commercial paper | 24,365 | 24,982 | -2.5 |
| Other financial debt | 2,289 | 2,846 | -19.6 |
| **Gross financial debt** | **26,654** | **27,828** | **-4.2** |
| **Net financial debt** | **9,450** | **11,438** | **-17.4** |

### *Employee headcount posts 2 % growth net of consolidations*

As of June 30, 2006, the RWE Group employed 85,443 people (full time equivalent), 48 % of whom (41,431) worked outside Germany. The workforce decreased by 485 employees, or 0.6 %, vis-à-vis December 31, 2005. On balance, 1,971 employees left the Group as a result of acquisitions and divestitures. Net of consolidation effects, the employee headcount increased by 1,486, or 1.8 %. The labour force working in Germany was up by 423 employees, or 1.0 %.

| **Workforce*** | **06/30/06** | 12/31/05 | +/-<br>in % |
|---|---|---|---|
| RWE Power | 18,528 | 18,702 | -0.9 |
| RWE Energy | 37,983 | 37,598 | 1.0 |
| RWE npower | 10,836 | 10,125 | 7.0 |
| Water Division | 14,910 | 16,306 | -8.6 |
| Other | 3,186 | 3,197 | -0.3 |
| **RWE Group** | **85,443** | **85,928** | **-0.6** |

* Full time equivalent.

***Research and development: focus on emissions reduction***

Spending on research and development (R&D) amounted to €39 million in the first half of 2006—more than twice the amount spent in the same period in 2005. One project that got underway in January was the construction of a lignite pre-drying facility at the site in Niederaussem, Germany. We expect that this will lead to efficiency improvements in the generation of electricity from lignite of up to four percentage points.

As efficiency enhancements and emissions reductions in fossil-fuelled power stations play an important role in ensuring a balanced energy mix, these two aspects continue to be main areas of focus in our R&D activities. We are supporting research projects for the development of procedures for capturing carbon dioxide in the power plant process. A $CO_2$-free 450 MW coal power plant is scheduled to be commissioned in 2014. For our newer power plants, we are developing methods to 'wash out' the carbon dioxide from the flue gas following combustion, working closely with our partners in plant construction and the chemical industry. Initial field tests are scheduled to be carried out at our lignite-fired power stations as pilot projects from 2008 onwards and in the form of demonstration facilities from 2010 onwards. As the capture of $CO_2$ necessarily results in a loss of efficiency, in parallel with this research, we are also exploring new possibilities of improving plant efficiency. The aforementioned construction of a pilot facility for lignite drying prior to combustion serves this purpose. Moreover, we are pushing forward with our development work on the '700-degree power station' which—similarly to lignite pre-drying—may allow for an increase of up to four percentage points in plant efficiency.

Distributed power generation is another field of RWE's R&D work, as is research into renewable energy sources. One example of this is our plan to construct a 700 kW biomass-fired plant in Neurath, Germany. Within the scope of this project, we are exploring ways to optimize the technology and logistics involved, as well as the cultivation of plants used as fuel in the power generation process.

# Outlook for 2006

### *Economic research institutes forecast stable economy*

Despite the dampening influences of higher interest rates on the economy, the world economy will post strong growth in 2006. Leading economic research institutes anticipate that growth rates will at least match levels seen in 2005. In Germany, our largest market, the real gross domestic product (GDP) is expected to increase by about 2 %, doubling the growth displayed in 2005. It is anticipated that this will be driven by higher investment in plant, machinery and construction as well as a slight resurgence in consumption. However, the rise in demand will also partially be based on the advance effect of the decision to increase value-added tax in 2007. The moderate upturn currently witnessed in the UK is likely to continue. Investment will probably pick up, given the high level of capacity utilization and positive corporate earnings. Economists forecast real growth at above 2 %. Their prognosis for EU member states in Central Eastern Europe is even more favourable. Real GDP in some of these economies might expand by more than 4 %. However, government savings measures passed in Hungary in the middle of the year are likely to curtail growth. Prognoses for the US have worsened somewhat. This is due to higher interest rates and weaker consumer spending. Nevertheless, economic research institutes forecast that 2006 growth adjusted for prices will not be substantially lower than the 3.5 % recorded in 2005.

### *No end to boom on fuel markets in sight*

The high level of prices on the world's energy markets is expected to persist over the remaining course of the year. No end to the crude oil boom is in sight. Until just before this report went to print, the price of a barrel of Brent clearly exceeded US$ 70. In light of the continued tightness of production and refining capacity as well as persistent geopolitical risks, considerable price reductions seem unlikely in the foreseeable future. Gas prices will remain high as they depend on oil prices. Hard coal prices in northwestern Europe have risen again since the end of 2005. Therefore, we expect purchasing costs to remain high.

In addition to the effect of fuel prices, power production costs are also affected by European $CO_2$ certificate prices. As explained earlier, prices in the emissions trading sector increased somewhat following the collapse in prices at the end of April. Certificates for 2006 recently traded at €15 per metric ton of $CO_2$ (as of August 4, 2006), and were thus down on the average recorded in 2005 (€18). We expect fluctuation to remain high.

### *Prices on the electricity markets remain high*

Due to the persistently high fuel prices and continued tightness of generation capacity on Europe's largest energy markets, wholesale electricity prices will remain high, at least over the medium term. The price of $CO_2$ certificates will also contribute to this. We have already sold forward almost all our generation for the current fiscal year. We have also already sold more than 90 % of our 2007 generation.

***Year-on-year increase in Group revenue expected***

We currently expect revenue for fiscal 2006 to be higher than in 2005. These and the following prognoses are based on assumed exchange rates of US$ 1.25 / € and £ 0.70 / € in 2006. We anticipate that the planned sale of RWE Thames Water and American Water will not impact our consolidated financial statements before 2007. The expected growth in revenue will result from increases in the price of electricity, gas and water that have been made in order to pass through increasing procurement costs and capital expenditure on infrastructure to our customers. In addition, the gas business will benefit from its higher sales volume partially owing to the cold winter weather. Divestments at RWE Energy and RWE Trading will eliminate about €2 billion in revenue.

***Further rise in the operating result expected***

Our current earnings forecast is still in line with the prognosis we published in February 2006. According to our forecast, EBITDA will rise by a single-digit percentage. The operating result is expected to post a slightly stronger rise. We anticipate that it will grow by 5 % to 10 %.

Earnings trend by division:

We expect **RWE Power** to close 2006 with a marked improvement in its operating result. We anticipate double-digit percent growth. The earnings improvement will largely be driven by the Power Generation Business Unit (including RWE Trading). The rise in wholesale prices is the main factor. Furthermore, we anticipate an improvement in the availability of our generation capacity. In contrast, the higher cost of fuel, staff and power station maintenance will have an adverse effect. Moreover, we expect to see shrinking margins on the market for balancing power, which is used to offset temporary fluctuations in supply and demand in the power grid. In addition, we do not expect RWE Trading to be able to match the high level of earnings achieved in 2005. We now anticipate that the RWE Dea Business Unit will record a double-digit percent year-on-year gain in its operating result. The basis for this are persistently high oil and gas prices. We expect slight burdens on earnings to arise from higher royalties and increased exploration costs. In addition, we anticipate that oil production will be lower.

**RWE Energy** is not expected to maintain the level of earnings recorded in 2005. This is due to burdens resulting from German grid regulation (see comments on page 13).

We expect the operating result recorded by **RWE npower** to stabilize at the level achieved in 2005. We will lift earnings from the UK power plant business by increasingly benefiting from higher wholesale electricity prices. As RWE npower had already sold forward part of this year's electricity production in previous years, we will not be able to fully compensate for the additional cost caused by the rise in fuel prices or for $CO_2$ emissions certificates for that output. In addition, power plant outages have had a negative effect. Margins in the UK sales business are increasingly coming under pressure. Although our market

share is developing positively, we have not yet been able to fully pass on the considerable rise in gas procurement costs to our customers. Due to the temperature-driven rise in sales and higher customer figures, the increase in gas prices will have an especially strong effect on procurement costs this year. Furthermore, we expect additional expenses to arise from the energy savings measures in UK households, which energy companies are obliged to promote by the government. We anticipate that RWE npower will succeed in posting a substantial improvement in its operating result in 2007.

The **Water Division** is not expected to close the year on par with 2005. This will be mainly due to the aforementioned deconsolidations, reclassifications and changes in accounting policies. Our regulated UK and North American water activities will see positive effects from tariff increases, contrasted by rising operating costs, including higher energy prices. Expenditures for improving the London water pipe infrastructure will be higher than in 2005. In addition, the sustained dry spell in the UK will result in an unexpected drop in earnings.

### *Net income: risks due to German grid regulation*

We expect net income generated by the RWE Group to exceed the level achieved in 2005, owing to the good organic development. Our last forecast saw an increase of between 10% and 20%. Now, however, we anticipate that net income will come in at the lower end of this range. This is due to two factors: We had to adjust our prognosis for the operating results of RWE Energy and the Water Division. Moreover, the non-operating result is anticipated to improve less than planned.

The forecast for net income can only be upheld as long as nothing additional in terms of cost reductions is required as a result of the reduction in German grid fees. The forecast already includes the first set of provisions accrued for this purpose. Since we may not be able to quantify the full impact of regulation until the fourth quarter, we will not be able to decide on the extent of these measures or the corresponding provisions until we prepare the financial statements for the year. We continue to expect that recurrent net income, which is adjusted for one-off effects and is the yardstick for determining the dividend, will rise by between 10% and 20%.

Subject to these risks, we anticipate that our non-operating result for fiscal 2006 will be slightly better than in 2005. We are issuing this forecast under the assumption that no major impairment losses will be recognized in 2006. Income from the change in nuclear provisions is expected to be much lower. Furthermore, we must take into account the cost of preparing the planned sale of the water business and the first set of provisions for grid regulation mentioned previously.

We anticipate that the financial result will decrease considerably, as book gains from the sale of securities will be lower than last year. In 2005, they were unusually high.

### *Capital expenditure on property, plant and equipment projected to be up year on year*

We will clearly step up capital expenditure on property, plant and equipment this year. The greatest rise is planned for RWE Power's German power plant business. The construction of a dual lignite block in Neurath is the main project. Furthermore, this year, we will commence preparatory work for the 1,500 MW hard coal power plant in Hamm. More funds will be spent on our oil and gas production activities as well. RWE Energy will maintain its sizeable capex budget, as long as decisions made by the German regulator do not have a lasting negative impact on framework conditions. RWE npower will modernize and enlarge its power plant portfolio, which will draw more spending than in 2005. The Water Division has also expanded its investment budget, above all in order to improve the water pipe infrastructure in Greater London and our North American supply areas. In sum, we expect that capital expenditure on property, plant and equipment will be between €4.5 billion and €4.8 billion.

### *Net financial debt will remain low*

Based on our estimates, our net financial debt will be in the order of €10 billion at yearend. We want to keep debt at this level even after the planned sale of our water business. The new cap we have defined ranges between €10 billion and €12 billion. Prior to the announcement of the planned divestment, it was €17 billion. Thanks to the good reputation we have as bond issuer, we always have access to short- and long-term financing. €0.7 billion of our bonds will mature in 2006. We do not intend to refinance them.

### *Employee headcount: decrease due to the sale of companies*

In the year underway, the workforce will continue to shrink, in part as a result of the sale of peripheral activities in the Water Division and of RWE Solutions. Excluding these effects, however, the Group's labour force will probably increase marginally.

### *Research and development: rise in spending on environmentally friendly power generation*

We increased our R&D budget for the fiscal year underway to €68 million and will raise it significantly again after 2006. This sum does not yet include the planned construction of the $CO_2$-free power plant. We are stepping up our measures to improve efficiency and reduce emissions in electricity production (see page 28). The development of climate-friendly technologies is one of our main priorities. Distributed power generation is another field of RWE's R&D work. We also intend to make inroads in the usage of biomass. Renewables-based energy is one of the pillars of RWE's climate-friendly energy policy.

# Risk management

Continuous early detection and standardized recording, evaluation, control and monitoring of risks are handled by the RWE Group using a groupwide risk management system. We strive to obtain information on risks and their financial impact as early as possible in order to counter them with suitable measures.

We evaluate risks according to their damage potential and probability of occurrence and aggregate them at the business unit, divisional and Group levels. Here, a risk's damage potential is defined against reference variables, i. e. the operating result and equity of the business unit concerned or the Group as a whole. We can thus ensure a systematic and uniform analysis of our current risk situation throughout the Group, on the basis of which specific risk-control initiatives can be developed for the business units concerned.

The following is an overview of major risks and opportunities:

- **Changes in the price of commodities:** Certain risks and opportunities are inherent in our production operations, and above all in our electricity generation business. The latter is significantly influenced by the development of market prices for electricity, fossil fuels—especially hard coal and gas—as well as by the development of the price of $CO_2$ certificates. A risk arises, e. g., if rising commodity prices cannot be passed on by increasing electricity prices. Opportunities stem from the widening of the spread between electricity prices and prices for fossil fuels. In addition to production, sales operations are also exposed to risks. Such risks arise, e. g., as a result of unexpected fluctuations in demand owing to changes in temperature. Our price risks on purchasing and sales markets are determined using special evaluation models, while taking current forward prices and expected price volatility into account. Among other things, we use financial derivatives to mitigate risks associated with sales and procurement. Additional risks and opportunities arise from our oil and gas production operations. Unexpected disadvantageous changes in price in this area are also mitigated through the strategic use of derivative hedges.

  Our electricity and gas businesses face the price and sales risks as well as marketing opportunities resulting from the deregulation of Europe's electricity and gas markets. We address these risks with differentiated pricing strategies and appropriate marketing policies as well as with effective measures to cut costs.

  Our trading activities are principally designed to mitigate earnings risks stemming from price fluctuations on energy markets. In this context, our trading division functions as a central platform for hedging commodity price risks throughout the RWE Group. This enables us to create a stable basis of planning for our company. In addition, we conclude trades in order to take strategic advantage of price changes to a limited extent. This leads to risks from unexpected price fluctuations as well as credit risks in the event that trading partners fail to fulfil their contractual obligations. The RWE Group's integrated trading and risk management system is firmly aligned with best practice as applied to the trading business. Specific benchmarks for price risks are established on a daily basis. The RWE AG Risk Committee sets risk limits that are continuously monitored. Among other things, we use the value-at-risk method to quantify price risks associated with energy trading.

- **Operating risks:** We operate technologically complex and interconnected production plants all along our value chain. Earnings risks can arise from uninsured damage to our lignite mining equipment, production plants, or power plant components. Risks associated with possible outages caused by the ageing of components in our power stations will increase. Our grid business is exposed to the risk of facilities being destroyed by force majeure such as severe weather conditions. We address these risks through high safety standards as well as regular audit, maintenance and servicing work. As appropriate, insurance policies also limit possible effects of damage.

- **Changes in prices in the finance sector:** Within the scope of our operations, we are also exposed to currency, interest-rate and share-price fluctuation risks. Due to our international presence, currency risk management is very important. The pound Sterling and US dollar are our major non-euro currencies. RWE conducts sizeable operations in these currency zones. Furthermore, fuel prices are quoted in these currencies. Group companies outside the Eurozone are generally obliged to hedge all local currency risks via the Group's holding company, RWE AG. The parent company determines the net financial position for each currency and hedges it with external market partners if necessary. Risks are quantified using the value-at-risk (VaR) method. The Executive Board of RWE AG has established a system that limits risks. At the end of the first half of 2006, the VaR for RWE AG's foreign currency position was €0.25 million. This and all VaR figures mentioned hereinafter are based on a confidence interval of 95%. Furthermore, a holding period of one day was assumed for each position or security. Interest rate management is also ascribed significant importance. Our interest-rate risk primarily stems from our financial debt and interest-bearing assets. Risks arise whenever the interest curve rises or falls. Negative changes in value caused by unexpected interest-rate movements are hedged with non-derivative and derivative financial transactions. As of June 30, 2006, the VaR from interest obligations connected to our financial debt and associated hedges was €47.7 million. The VaR from interest-bearing assets including hedges amounted to €24.9 million. We are also exposed to risks and opportunities when investing in stocks. At the end of the first half of the year, the VaR for share price risks was €36.8 million. Opportunities and risks from changes in the value of securities are controlled by a professional fund management system.

- **Credit risks:** Most of the credit transactions performed by our finance and trading departments are with banks and business partners of good credit standing. We mitigate credit risks for both activities by placing limits on transactions and—if necessary—receiving cash collateral. In addition, we conclude credit insurance policies and bank guarantees. Credit risks are monitored daily for trading transactions and weekly for finance transactions.

  In our sales business, we are exposed to credit risks due to the possibility that customers may fail to meet their financial obligations. We mitigate this risk by subjecting our customer portfolio to a regular creditworthiness check in compliance with our credit risk guidelines.

- **Regulatory risks:** The RWE Group's exposure to the constant change in the political, legal and social environment in which it does business can be expected to have an impact on earnings. Lignite and hard coal power plants account for a significant portion of our electricity generation portfolio. This represents a risk due to the EU-wide $CO_2$ emissions trading system. Risks can arise from changes made to the allocation rules and national emissions budgets for the second trading period (2008-2012) with corresponding effects on the price of $CO_2$ certificates. Therefore, $CO_2$ price risk management is an integral component of our centralized risk management system. We intend to continue reducing specific $CO_2$ emissions and make our overall portfolio more flexible by investing in power plants in the future.

  At present, our German electricity and gas grids are subjected to substantial earnings risks from regulatory intervention. However, there is still some uncertainty as regards the extent of the impact from regulation.

- **Legal risks:** RWE Group companies are involved in litigations and arbitration proceedings connected with their operations. However, RWE does not expect any major negative repercussions from these proceedings for the RWE Group's economic or financial position. Additionally, companies belonging to the RWE Energy Division are directly involved in various administrative and regulatory procedures (including approval procedures) or are directly affected by their results.

  Raw materials production and power generation activities might be curtailed by risks arising from approval processes for our opencast mines and nuclear power plants. We prepare our applications for approval with great care and ensure that approval processes are handled competently in order to prevent such risks from arising.

  Outside shareholders initiated several legal proceedings to examine the appropriateness of the conversion ratios and the amount of cash paid in compensation in connection with company restructurings pursuant to German company law. We are convinced that the conversion ratios and cash compensation calculated on the basis of expert opinions and verified by independent auditing firms are adequate and will stand up to scrutiny in court.

We have included additional information on our risk management system in our 2005 annual report.

***Forward-looking statements.*** This report contains forward-looking statements regarding the future development of the RWE Group and its companies as well as economic and political developments. These statements are assessments that we have made based on information available to us at the time this document was prepared. In the event that the underlying assumptions do not materialize or additional risks arise, actual performance can deviate from the performance expected at present. Therefore, we cannot assume responsibility for the correctness of these statements.

# Consolidated Income Statement of the RWE Group*

| € million | Apr–Jun 2006 | Apr–Jun 2005 | Jan–Jun 2006 | Jan–Jun 2005 |
|---|---|---|---|---|
| **Revenue (including natural gas tax / electricity tax)** | **10,524** | **9,707** | **24,331** | **20,727** |
| Natural gas tax / electricity tax | -304 | -267 | -760 | -671 |
| **Revenue** | **10,220** | **9,440** | **23,571** | **20,056** |
| Changes in finished goods and work in progress / other own work capitalized | 165 | 113 | 281 | 236 |
| Cost of materials | -6,047 | -5,684 | -14,726 | -12,110 |
| Staff costs | -1,252 | -1,349 | -2,481 | -2,594 |
| Depreciation, amortization, and impairment losses | -721 | -706 | -1,436 | -1,391 |
| Other operating result | -1,076 | -480 | -1,840 | -1,102 |
| **Income from operating activities of continuing operations** | **1,289** | **1,334** | **3,369** | **3,095** |
| Income from investments accounted for using the equity method | 131 | 88 | 230 | 196 |
| Other income from investments | 39 | -1 | 56 | 157 |
| Financial income | 695 | 441 | 1,565 | 1,063 |
| Finance costs | -1,100 | -972 | -2,557 | -2,115 |
| **Income from continuing operations before tax** | **1,054** | **890** | **2,663** | **2,396** |
| Taxes on income | -401 | -400 | -913 | -841 |
| **Income from continuing operations** | **653** | **490** | **1,750** | **1,555** |
| Income from discontinued operations | -1 | - | 16 | - |
| **Income** | **652** | **490** | **1,766** | **1,555** |
| Minority interest | -41 | -38 | -107 | -128 |
| **Net income / income attributable to RWE AG shareholders** | **611** | **452** | **1,659** | **1,427** |
| **Basic and diluted earnings per common and preferred share in €** | **1.09** | **0.81** | **2.95** | **2.54** |
| of which: from continuing operations in € | (1.09) | (0.81) | (2.92) | (2.54) |
| of which: from discontinued operations in € | (0.00) | (0.00) | (0.03) | (0.00) |

* Prior-year figures restated.

# Consolidated Balance Sheet of the RWE Group*

| Assets<br>€ million | 06/30/06 | 12/31/05 |
|---|---|---|
| **Non-current assets** | | |
| Intangible assets | 17,860 | 18,551 |
| Property, plant and equipment | 34,837 | 36,089 |
| Investment property | 470 | 476 |
| Investments accounted for using the equity method | 2,641 | 2,617 |
| Other non-current financial assets | 1,867 | 1,842 |
| Accounts receivable and other assets | 7,324 | 8,315 |
| Deferred taxes | 3,822 | 3,790 |
| | **68,821** | **71,680** |
| **Current assets** | | |
| Inventories | 2,085 | 2,257 |
| Trade accounts receivable | 7,121 | 8,325 |
| Accounts receivable and other assets | 12,383 | 14,543 |
| Marketable securities | 10,390 | 10,344 |
| Cash and cash equivalents | 1,483 | 1,431 |
| Assets held for sale | 1,324 | 878 |
| | **34,786** | **37,778** |
| | **103,607** | **109,458** |

| Equity and Liabilities<br>€ million | 06/30/06 | 12/31/05 |
|---|---|---|
| **Equity** | | |
| RWE Group interest | 11,385 | 11,431 |
| Minority interest | 619 | 926 |
| | **12,004** | **12,357** |
| **Non-current liabilities** | | |
| Provisions | 27,728 | 28,064 |
| Financial liabilities | 19,053 | 21,458 |
| Other liabilities | 9,198 | 10,670 |
| Deferred taxes | 4,943 | 4,873 |
| | **60,922** | **65,065** |
| **Current liabilities** | | |
| Provisions | 4,866 | 4,784 |
| Financial liabilities | 7,607 | 5,994 |
| Trade accounts payable | 5,733 | 7,497 |
| Liabilities held for sale | 1,288 | 533 |
| Other liabilities | 11,187 | 13,228 |
| | **30,681** | **32,036** |
| | **103,607** | **109,458** |

* Prior-year figures restated.

# Consolidated Cash Flow Statement of the RWE Group*

| € million | **Jan–Jun 2006** | Jan–Jun 2005 |
|---|---|---|
| Income from continuing operations | 1,750 | 1,555 |
| Depreciation, amortization, impairment losses, write-backs | 1,443 | 1,423 |
| Changes in provisions | 348 | -257 |
| Deferred taxes / non-cash income and expenses / income from disposal of non-current assets and marketable securities | -93 | -282 |
| Changes in working capital | -89 | 526 |
| **Cash flows from operating activities of continuing operations** | **3,359** | **2,965** |
| Capital expenditure on non-current assets | -1,661 | -1,437 |
| Proceeds from sale of assets | 407 | 288 |
| Changes in securities and cash investments | -215 | 26 |
| **Cash flows from investing activities of continuing operations** | **-1,469** | **-1,123** |
| **Cash flows from financing activities of continuing operations** | **-1,829** | **-1,571** |
| Net cash change in cash and cash equivalents of continuing operations | 61 | 271 |
| Effects of foreign exchange rates and other changes in value | -9 | 26 |
| **Total net changes in cash and cash equivalents** | **52** | **297** |
| Cash and cash equivalents at beginning of reporting period | 1,431 | 1,526 |
| **Cash and cash equivalents at end of reporting period** | **1,483** | **1,823** |
| Financial assets at beginning of reporting period | 16,390 | 14,998 |
| **Financial assets at end of reporting period** | **17,204** | **16,798** |
| Gross financial liabilities at beginning of reporting period | 27,828 | 27,383 |
| **Gross financial liabilities at end of reporting period** | **26,654** | **28,783** |
| Net financial debt at beginning of reporting period | 11,438 | 12,385 |
| **Net financial debt at end of reporting period** | **9,450** | **11,985** |

* Prior-year figures restated.

# *Consolidated Statement of Changes in Equity of the RWE Group**

| € million | RWE Group interest | Minority interest | **Total** |
|---|---|---|---|
| **Balance at 12/31/04** | **9,581** | **874** | **10,455** |
| Dividends paid | -844 | -206 | -1,050 |
| Other comprehensive income / other | 449 | 65 | 514 |
| Income | 1,427 | 128 | 1,555 |
| **Balance at 06/30/05** | **10,613** | **861** | **11,474** |
| | | | |
| **Balance at 12/31/05** | **11,431** | **926** | **12,357** |
| Dividends paid | -984 | -218 | -1,202 |
| Other comprehensive income / other | -721 | -196 | -917 |
| Income | 1,659 | 107 | 1,766 |
| **Balance at 06/30/06** | **11,385** | **619** | **12,004** |

* Prior-year figures restated.

# Notes

## Accounting policies

The interim report for the period ended June 30, 2006, was prepared in accordance with the International Financial Reporting Standards (IFRSs).

With the exception of the new and revised rules described below, this interim report was prepared using the accounting policies applied in the consolidated financial statements for fiscal 2005. For further information, please see the consolidated financial statements for the period ended December 31, 2005, which provide the basis for this interim report. In line with IAS 34, the scope of reporting for the presentation of the consolidated financial statements of RWE AG for the period ended June 30, 2006, was condensed compared with the scope applied to the consolidated financial statements for the full year.

The interest rates as per December 31, 2005, have been used for pension provisions, provisions for nuclear waste disposal and provisions for mining.

## Changes in accounting policies

The IASB and the IFRIC have approved a number of changes to the existing IFRSs and adopted several new Standards and Interpretations, which became effective as of January 1, 2006. The RWE Group is applying the following Standards and Interpretations in fiscal 2006 for the first time:

***IFRS 6 "Exploration for and Evaluation of Mineral Resources":*** IFRS 6 includes rules for accounting for expenses related to the exploration and evaluation of mineral resources such as minerals, oil, natural gas and similar finite resources before the technical feasibility and commercial viability of extracting the resource can be demonstrated. IFRS 6 does not mandate an accounting policy specific to exploration and evaluation expenses. Instead, it sets forth the basic conditions under which the company preparing the accounts selects an accounting method. Furthermore, IFRS 6 prescribes that impairment tests pursuant to IAS 36 be carried out on exploration and evaluation assets. First-time application of IFRS 6 does not have a material impact on the RWE Group's consolidated financial statements.

***IAS 19 Amendment (2004) "Actuarial Gains and Losses, Group Plans and Disclosures":*** With the change to IAS 19 "Employee Benefits," the IASB also allows for the recognition of actuarial gains and losses in equity, without an effect on the income statement. RWE has opted not to use this method for the time being. In addition, further information on pension commitments in the notes will become necessary in the future. With the exception of additional information in the notes, first-time application of the new version of IAS 19 does not have an impact on the RWE Group's consolidated financial statements.

***IAS 32 "Financial Instruments: Disclosure and Presentation":*** According to IAS 32, a contract that contains an obligation for an entity to purchase its own equity instruments gives rise to a financial liability for the present value of the redemption amount. This also applies if the obligation to purchase is conditional on the counterparty exercising a right to redeem and is independent of the probability of exercise.

In line with the development of international accounting practice, RWE is also applying this rule since January 1, 2006 analogously to forward purchases of minority interests and to minority shareholders with put options. Certain minority interests are thus now presented as other liabilities. The difference between the agreed purchase price and / or the agreed exercise price and the carrying amount of the minority interest is recognized as contingent consideration that depends on future events, in line with the rules for the accounting of business combinations pursuant to IAS 22 and IFRS 3.

Prior-year figures were retroactively restated. As of January 1, 2005, this resulted in additional other liabilities of €2,082 million (of which €749 million were non-current), additional goodwill of €1,444 million, a reduction in advance payments made of €100 million and a reduction in equity of €738 million. This primarily includes the retirement of minority interest (€663 million) and goodwill amortization (€121 million) recognizable by the end of fiscal 2003. In the income statement, the minority interest's share in income decreased by €58 million in the first half of 2005 and by €132 million in fiscal 2005. This is contrasted by an increase in finance costs in the same amount.

In the first half of 2006, the liabilities from the purchases measured at their present value were reduced by €166 million to €1,936 million, which resulted in an adjustment to goodwill by the same amount, without an effect on income.

Furthermore, various amendments to **IAS 39** became effective for the first time. These amendments relate to the option to classify financial instruments as "financial assets or financial liabilities recognized at fair value through profit and loss," to the recognition of cash flow hedges for hedging currency risks associated with forecast transactions that have a high probability of occurrence within a group, and to the recognition of financial guaranties issued, which will fall under the scope of IAS 39 in the future. The first-time application of these amendments does not have a material impact on the RWE Group's consolidated financial statements.

***IFRIC 4 "Determining Whether an Arrangement Contains a Lease":*** IFRIC 4 contains criteria for identifying lease elements in arrangements which are not formally referred to as leases. Contractual elements that meet IFRIC 4 criteria must be accounted for as leases in accordance with IAS 17. The first-time application of this Interpretation had the impact described in the review of operations, which is not material for the RWE Group's consolidated financial statements.

***IFRIC 5 "Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds":*** IFRIC 5 governs the recognition and measurement of claims and obligations arising in connection with funds accrued for the decommissioning of plants and similar obligations. The first-time application of this Interpretation does not have an impact on the RWE Group's consolidated financial statements.

***IFRIC 6 "Liabilities Arising from Participating in a Specific Market—Waste Electrical and Electronic Equipment":*** This Interpretation governs the accounting of provisions related to disposal liabilities stemming from the European Union's Directive on Waste Electrical and Electronic Equipment. The first-time application of this Interpretation does not have an impact on the RWE Group's consolidated financial statements.

## New accounting policies

The IASB and IFRIC have adopted further standards and interpretations, which are not yet effective in the 2006 financial year. These IFRSs can only be applied if they are endorsed by the EU. This is still pending for some standards at present. The possible impact of the first-time application of the standards described below on the consolidated financial statements of the RWE Group is currently being examined.

***IFRS 7 "Financial Instruments: Disclosures":*** IFRS 7 combines and expands disclosures of financial instruments previously required under IAS 32 and those previously required under IAS 30 only for banks and similar financial institutions. IFRS 7 will be effective across all sectors in the future. As part of the development of IFRS 7, IAS 1 was amended to add requirements for disclosures about capital management. IFRS 7 and the amendment to IAS 1 become effective for the first time for fiscal years that start on January 1, 2007, or thereafter. With the exception of additional information in the notes, the first-time application of IFRS 7 does not have a material impact on the RWE Group's consolidated financial statements.

***IFRIC 7 "Applying the Restatement Approach under IAS 29 'Financial Reporting in Hyperinflationary Economies'":*** IFRIC 7 clarifies certain issues related to the application of IAS 29 for cases in which the country, the currency of which is the functional currency of the reporting enterprise, becomes a hyperinflationary country. This Interpretation becomes effective for the first time for fiscal years starting on March 1, 2006, or thereafter. The first-time application of IFRIC 7 is not expected to have a material impact on the RWE Group's consolidated financial statements.

***IFRIC 8 "Scope of IFRS 2":*** IFRIC 8 clarifies the applicability of IFRS 2 "Share-based Payment" to agreements, in which the company preparing the accounts makes share-based payments for apparently nil or inadequate consideration. This Interpretation becomes effective for the first time for fiscal years starting on May 1, 2006, or thereafter. The first-time application of IFRIC 8 is not expected to have a material impact on the RWE Group's consolidated financial statements.

***IFRIC 9 "Reassessment of Embedded Derivatives":*** IFRIC 9 addresses whether a contract must be assessed only upon inception of the contract or whether the contract must be assessed throughout the life of the contract if there is an embedded derivative as per IAS 39 „Financial Instruments: Recognition and Measurement". This Interpretation becomes effective for the first time for fiscal years starting on June 1, 2006, or thereafter. The first-time application of IFRIC 9 is not expected to have a material impact on the RWE Group's consolidated financial statements.

***IFRIC 10 "Interim Financial Reporting and Impairment":*** IFRIC 10 applies to the interaction of the regulations of IAS 34 on Interim Financial Reporting and the regulations of IAS 36 and IAS 39 on the reversal of impairment losses with regard to certain assets. The Interpretation makes it clear that impairments of assets recognized in interim reports may not be reversed in the annual financial statements. This Interpretation becomes effective for the first time for fiscal years starting on November 1, 2006, or thereafter. The first-time application of IFRIC 10 is not expected to have a material impact on the RWE Group's consolidated financial statements.

## Scope of consolidation

In addition to RWE AG, the consolidated financial statements contain all material German and foreign companies which RWE controls directly or indirectly. Principal associates are accounted for using the equity method.

The scope of consolidation breaks down as follows:

| | **06/30/06** | 12/31/05 |
|---|---|---|
| Fully consolidated companies | 467 | 489 |
| Investments accounted for using the equity method | 121 | 158 |

The major change to the scope of consolidation in the first half of 2006 mainly relate to the Water Division, in which 13 fully consolidated companies and 36 investments accounted for using the equity method were deconsolidated.

## Assets and liabilities held for sale

The assets and liabilities held for sale are reported in the RWE Energy Division and in the Water Division and are presented in the following table:

| € million | **06/30/06** | 12/31/05 |
|---|---|---|
| Assets held for sale | 1,324 | 878 |
| Liabilities held for sale | 1,288 | 533 |

In the Water Division, the sale of additional activities has been initiated. This relates to the water business in Asia. The activities have been classified as a disposal group. The major reduction in the assets and liabilities compared to December 31, 2005, results from the deconsolidation of the water activities in Chile.

The companies of the RWE Solutions Group which were sold by RWE Energy to Advent International as per contracts dated May 18, 2006, were classified as a disposal group as of June 30, 2006.

## Discontinued operations

The income from discontinued operations of €16 million after taxes results from supplementary payments in connection with the closing of the sale of RWE Umwelt to Remondis in fiscal 2005.

## Revenue

Revenue from energy trading operations is stated net, reflecting only the margins.

## Research and development costs

In the first half of 2006, research and development costs totalled €39 million (first half of 2005: €18 million).

## Intangible assets

Intangible assets include €1,278 million (previous year: €1,444 million) in goodwill from put options and forward purchases of minority interests that are recognized in accordance with IAS 32.

## Own shares

In the first half of 2006, RWE Group companies bought 8,179 common shares on the capital market at an average cost of €67.79 per share. They account for €20,938.24 of the Corporation's share capital (0.01 ‰ of subscribed capital). Employees of RWE AG and its subsidiaries received a total of 629 common shares at an average price of €44.68 per share within the scope of capital formation and 7,550 common shares at an average price of €47.18 on the occasion of service anniversaries. Aggregate proceeds amounted to €384,312.72. Differences to the purchase price were recognized in the income statement.

## Stock option plans

Contingent capital in the amount of €51,200,000 is available to offer subscription rights to common shares in the name of the bearer to members of the Executive Board as well as to other executives of RWE AG and subordinate affiliates.

Pursuant to the resolution passed by the Annual General Meeting on April 13, 2006, the Executive Board was authorized to purchase shares of any class in RWE totalling up to 10% of the Corporation's share capital until October 12, 2007.

Detailed information was provided on other group-wide share-based payment plans for executive staff at RWE AG and at subsidiaries and associates in the financial statements for the period ended December 31, 2005.

Of the original 5,262,300 stock options issued within the framework of the 2001A tranche of the AOP-F stock option plan, there were no longer any outstanding stock options as of June 30, 2006.

In the first quarter of 2006, another tranche was issued within the framework of the Long Term Incentive Plan for executive staff ("Beat").

## Dividend distribution

RWE AG's April 13, 2006, Annual General Meeting decided to pay the proposed dividend of €1.75 per common and preferred share for fiscal 2005.

## Other liabilities

Other liabilities include €766 million (previous year: €763 million) in non-current and €1,167 million (previous year: €1,333 million) in current purchase price obligations from put options and forward purchases of minority interests that are recognized in accordance with IAS 32.

## Earnings per share

| | | **Jan-Jun 2006** | Jan-Jun 2005 |
|---|---|---|---|
| Net income | € million | 1,659 | 1,427 |
| Number of shares outstanding (weighted average) | thousands | 562,405 | 562,405 |
| **Basic and diluted earnings per common and preferred share** | € | **2.95** | **2.54** |

When determining diluted earnings per share, stock options issued by RWE as part of the stock option programmes are taken into account if they are dilutive. The earnings per share are the same for both common and preferred shares.

## Contingent liabilities

Contingent liabilities principally relate to commitments ensuing from guarantees and warranty agreements. Compared to December 31, 2005 they decreased by €106 million to €164 million. This decline is essentially attributable to commitments arising from guarantees.

## Reconciliation to the operating result

| Reconciliation of income from operating activities to the operating result<br>€ million | **Jan–Jun 2006** | Jan–Jun 2005 |
|---|---|---|
| Income from operating activities | 3,369 | 3,095 |
| + Income from investments | 286 | 353 |
| – Non-operating result | 449 | 7 |
| **Operating result** | **4,104** | **3,455** |

The reconciliation addresses the following points:

- Income from investments includes all expenses and income that have arisen in connection with operating investments. Income from investments thus constitutes an integral part of the Group's operating activity.

- Income and expenses that are unusual from an economic perspective, or are the result of exceptional events, impair the assessment of operating activities. They are reclassified to the non-operating result.

| Reconciliation of EBITDA to the operating result<br>€ million | **Jan–Jun 2006** | Jan–Jun 2005 |
|---|---|---|
| EBITDA | 5,072 | 4,439 |
| – Operating depreciation and amortization | -1,246 | -1,218 |
| EBIT | 3,826 | 3,221 |
| + Income from operating investments | 278 | 234 |
| **Operating result** | **4,104** | **3,455** |

## Events after the balance sheet date

On July 31, 2006, the Federal Network Agency (Bundesnetzagentur—BNetzA) approved the system usage charges of the transmission system operator RWE Transportnetz Strom. The government agency reduced the approximately €1 billion in annual network fees applied for by some 9%.

RWE sold its 25% interest in the joint venture KazGerMunai, Kazakhstan, on July 18, 2006.

More detailed information is presented on page 13 in the review of operations.

## Supervisory Board

***Dr. Thomas R. Fischer***
Chairman

***Frank Bsirske***
Deputy Chairman

***Dr. Paul Achleitner***

***Sven Bergelin***
– since April 13, 2006 –

***Werner Bischoff***
– since April 13, 2006 –

***Carl-Ludwig von Boehm-Bezing***

***Heinz Büchel***
– since April 13, 2006 –

***Wilfried Donisch***
– until August 8, 2006 –

***Dieter Faust***

***Simone Haupt***

***Heinz-Eberhard Holl***

***Berthold Huber***
– until April 13, 2006 –

***Dr. Dietmar Kuhnt***
– until April 13, 2006 –

***Dr. Gerhard Langemeyer***

***Dagmar Mühlenfeld***

***Erich Reichertz***
– since April 13, 2006 –

***Dr. Wolfgang Reiniger***

***Günter Reppien***

***Bernhard von Rothkirch***
– until April 13, 2006 –

***Dagmar Schmeer***
– since August 9, 2006 –

***Dr. Manfred Schneider***

***Prof. Dr. Ekkehard D. Schulz***
– since April 13, 2006 –

***Klaus-Dieter Südhofer***
– until 13, 2006 –

***Uwe Tigges***

***Prof. Karel Van Miert***

***Jürgen Wefers***
– until April 13, 2006 –

## Executive Board

***Harry Roels***
Chairman

***Berthold A. Bonekamp***

***Alwin Fitting***

***Dr. Klaus Sturany***

***Jan Zilius***

# Financial Calendar 2006 / 2007*

| | |
|---|---|
| ***10/26/2006*** | RWE Energy Capital Market Day<br>with analyst conference |
| ***11/09/2006*** | Interim report for the first three quarters of 2006<br>with analyst conference call |
| ***02/23/2007*** | Annual report for fiscal 2006<br>▪ Press conference<br>▪ Analyst conference |
| ***04/18/2007*** | Annual General Meeting |
| ***04/19/2007*** | Ex-dividend date |
| ***05/15/2007*** | Interim report for the first quarter of 2007<br>with analyst conference call |
| ***08/09/2007*** | Interim report for the first half of 2007<br>▪ Press conference<br>▪ Analyst conference |
| ***11/14/2007*** | Interim report for the first three quarters of 2007<br>with analyst conference call |

* All events will be broadcasted live on the Internet and can thus be followed by the public at large, investors and analysts simultaneously. We will keep the recordings on our website for at least three months.

This is a translation of the German interim report. In case of divergence from the German version, the German version shall prevail.



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